
03028895

Gunther

The Knowledge Leader in Intelligent Mail Solutions

innovation

productivity

customer focus

100% integrity

flexibility

2003 Annual Report





The Knowledge Leader in Intelligent Mail Solutions

COMPANY PROFILE

Gunther International Ltd. is one of the world's leading providers of intelligent mail finishing solutions. The Company designs, manufactures and sells intelligent, high-speed production finishing systems (commonly referred to as inserters) for both flat and folded documents. These systems automatically assemble, fold, staple and/or bind printed documents. The systems then insert the collated documents into the appropriate envelopes after reading bar-coded instructions printed on the document. Gunther is the world's only manufacturer of document finishing equipment able to guarantee its customers 100% document integrity. The Company can do this because of its patented method of reading bar coded documents while they are stationary, then feeding them through the system to other modules after verification has been made. Gunther's customers are some of the largest financial service firms in the world. Our particular niche has been in the marketing of our products to the insurance industry, having sold to 9 of the 10 largest domestic property/casualty insurers and 7 of the 10 largest domestic life insurers.

A wholly-owned subsidiary of Gunther, inc.jet, Inc., produces a letter quality ink jet printer designed specifically for high resolution, high-speed, low-cost industrial printing applications. This printing module enables customers to perform high-quality ink jet printing of addresses, return addresses, message lines, company logos and postal indicia without slowing down the system. Inc.jet printers are capable of printing in virtually any color including a newly created "invisible" ink that is now being used to improve document aesthetics while allowing for readability by other Gunther equipment. Inc.jet units may be sold as envelope printers to complement Gunther finishing systems, or sold to other original equipment manufacturers to be used as components of their own products.

Gunther is recognized as an industry leader for its innovative technologies, for building what the customer wants, and for standing by its 100% processing accuracy.



July 28, 2003

Dear Shareholder:

The last year was one of unfulfilled promise in both our finishing and inc.jet operations.

In inc.jet we anticipated the introduction of our jet.engine imager would be in the fall of last year and would lead to a strong second half. Unfortunately, the product was not completed on time and inc.jet's second half results were below expectations. The product is complete, and was introduced this spring. We have placed imagers with almost thirty OEM's in twelve countries and expect their products using the jet.engine to begin hitting the markets this fall. The success of jet.engine will depend on our OEM's ability to sell the resultant products. Preliminary indications give us good reason to be optimistic.

In the finishing business, the recession in capital equipment spending took its toll on Gunther. Total customer orders during the fiscal year were a very disappointing $5.5 million. So far this year, through June 30, we have received firm orders for $2.5 million and have received several good indications for additional orders.

We recently announced that Doug Cowles, formerly VP of Bell & Howell, has joined Gunther as Senior VP-Mailing Systems. Doug brings a wealth of experience to us and adds a brand new dimension to our efforts.

Thank you for your continued support.



Marc Perkins
President & Chief Executive Officer

GUNTHER SYSTEMS

Gunther has been an innovator within the post-processing, or finishing, industry since its beginning in 1978. Our unique concept of software-driven designs, tailored to the needs of our customers, initiated a paradigm shift within the industry towards intelligent mail finishing. We ushered in a new era of customer-centric system designs that provided intelligence, integrity and audit trails. Upon their introduction, Gunther systems redefined the focus of the industry. Now, that legacy continues as Gunther equipment sets the benchmark for intelligent mail finishing.

Gunther has developed a number of innovative modules to meet each customer's individual requirements. Each system is tailored to the customer's specific application needs, with built-in flexibility for upgrades and enhancements should those needs change. Our focus has always been on the development of products that enhance customer productivity, while maintaining the highest possible levels of document integrity.

Our latest innovation, a thermal ink jet printer (produced by Gunther subsidiary inc.jet Inc.), signifies another important advancement in automating the finishing process. This new technology allows customers to perform high-quality and low-cost printing on either a Gunther system or an OEM application produced by a third party manufacturer.

Gunther's reputation for close collaboration with its clients is further enhanced by a biennial Users' Conference that encourages the open exchange of information. Since 1992, users from across the United States have gathered at the Gunther-sponsored event to network regarding system applications, to hear updates regarding new technologies, and to provide input concerning Gunther's future technological directions. This year's Users' Conferences (held in Wilmington, Delaware and Dallas, Texas in June), focused on mailroom productivity and performance.

Gunther continues to expand its client base, although roughly 75% of sales typically come from existing customers. The Company's strengths lie in property and casualty insurance (8 out of the largest 10 insurers), life insurance (7 out of the largest 10 insurers), service bureaus and health insurers. We anticipate that the new Series W system should assist Gunther in making further strides into the banking and service bureau industries.

The Company's finishing systems bring integrity to the mailroom and the comfort of knowing that the output they produce is 100% accurate. Gunther's modular, upgradeable systems also create flexibility for processing mail needs now — and in the future — thereby protecting our client's investment.

RECENT DEVELOPMENTS

Gunther has recently introduced several new hardware and software products. These innovations are designed to continue Gunther's role as a leader in mailroom productivity.

SERIES W

In early June, 2002 Gunther formally launched its revolutionary finisher: The Series W. The Series W represents roughly three years of research and development to find a solution for companies with diverse, high volume folded mailing needs. Gunther believes the range of jobs that can be run on a Series W far exceeds that of comparable products on the market today. In fact, Gunther issued a formal challenge to its competition asking them to exceed the level of flexibility and productivity of the Series W. This challenge has not been met and still stands. The Series W adjustable conveyor track allows it to process paper from 6 ½ to 11 inches in width and up to 14 inches in length. The System's insert feeders can be removed, added or switched out (interchanged) according to job processing requirements, in one minute.

SOFTWARE

Gunther's software constitutes an essential component of our Company's 100% document integrity pledge. Customers buy from Gunther when they need to know that each and every envelope they process contains what it should contain -- nothing more and nothing less. Two of Gunther's most recent software developments include log file analysis and remote monitoring.

Gunther Log File Analysis (GLFA) is a database program that simplifies finding and extracting information about packages and production statistics. The GLFA provides summary information and generates tables that can be imported into Microsoft's Excel program. In Excel, the data can be manipulated to generate charts and graphs for job tracking and production reports.

Gunther's Remote Monitoring Software (RSM) allows corporate management to view real time information about their finishing equipment, including machine status, job and operator information, and overall machine throughput. This information permits the mailroom manager to better oversee materials inventory, allocation of inserting machines, evaluation of machine and operator performance, and flagging of package exceptions.

PRODUCT OFFERINGS

Gunther builds each system around the customer's requirements and applications. Some of the basic configurations for designing the customer's system consist of the following:

Gunther System	Finishing Output	Major Benefit
Series III	• Enveloper holds up to 200% more capacity than conventional feeders. • Processes 1 and 2 pages with inserts into #10 envelopes at 12,000 envelopes per hour.	High-speed statement and billing system for folded mail with guaranteed 100% accuracy.
MS-6000	• Rapid, easy changeover among three fold types: half fold, "C" fold, and "Z" fold. • Dynamic postage meters eliminate offline metering. • Multiple divert bins to hold special packages for further processing (stop accounts, auditing, oversize packages). • Processes up to 8 sheets into a #10 envelope, and up to 15 sheets into a 6 x 9 envelope. • With the dockable flat enveloper, up to 180 sheets into a 10 x 13 envelope.	The ultimate in flexibility for processing a range of folded mail documents.
Series W	• Adjustable conveyor handles paper from 6.5" to 11" in width and up to 14" in length and envelopes from bankers to monarch. • Insert feeders can be taken off and put on the system by the operator. • Same speed as the Series III.	Wide variety of applications can be run on one system. Allows more jobs to be run on one system, allows feeders to be serviced off line.
EP-4000	• Multiple finishing tasks on one system for binding or packaging loose sheets. • Multiple flight finishing. Processes loose sheets, bound documents and stapled sets in one package from one print stream. • Various stapler sizes. Accommodates documents of 2 to 100 sheets. • Multiple binding methods: VeloBind, Staple, Stitch, Slip & Grip. • Manifest Mail. Eliminates the use of postage meters. • Processes up to 180 sheets into a 10 x 13 envelope.	High-volume printer output into flat envelopes with a variety of unique binding capabilities.
Convertible Feature	• Changeover takes less than five minutes to perform. • The appropriate software is automatically updated for the new module. • All systems have dockable inserting modules.	Dockable inserting modules transform the system from flat to folded mail, and vice versa, thereby enabling both types of processing on the same system, using one paper path.

GUNTHER SERVICE

Gunther takes great pride in the quality of its service. Gunther systems provide customers with higher levels of up time, allowing them to meet their deadlines in industries where on-time performance can be a factor critical to their success.

"Gunther's service level and commitment in maintaining our day to day operations is exemplary. They have what it takes to keep our downtime to minimum and our operation at an optimum. The communication level and broad spectrum of follow-up from the technicians to the CEO lets me know that everyone at Gunther knows what's going on here and that's a great feeling!"

-Automated Post Processing Supervisor

Field Support:

Over 100 service technicians and regional managers are available to service systems in the field, across all shifts. Each technician receives thorough training on the entire line of Gunther systems and intense training on the particular system(s) he or she will be servicing. Response times for on-call service are kept to strict minimums.

" (The Gunther team members) play a very key role in helping us meet our delivery service level targets. Preventive maintenance work is always done as scheduled. ... On weekends, the CE's have ALWAYS responded to calls quickly. ...They are truly members of our team, members without whom we could not succeed!"

-Manager of Production Operations

Home Office Support:

Gunther's home office hosts an experienced technical support staff to assist customers and technicians in resolving issues in the field for the purpose of maximizing the throughput on all Gunther contracted equipment. Another group administers the documentation of technical manuals, operator manuals, and training material. We also offer an intense series of courses, taught by experienced professionals following demanding curriculums, which provide technicians and system operators with a body of knowledge that translates into increased system efficiency. Various certification-training programs are offered that support the beginner through the expert in learning about Gunther systems while customized courses catering to the more complex system modules are also available.

Other Service initiatives:

- Technical bulletins/documentation available via the Gunther website.
- 24/7 technical support line.
- Staff technicians specializing in electronics and third party components.
- Video-teleconferenced diagnostic support.
- Monthly Performance Meetings.
- Gunther Log File Analysis (GLFA).
- Field Service Support Request database and tracking system.
- Total Responsibility Package. ™

Monthly Performance Meetings:

One key to Gunther's success has been its Monthly Performance Meetings, which provide a forum for an open exchange of information. These meetings include a review of system performance, service staff performance, open and new issues and upcoming service requirements. These meetings are a tremendous aid in furthering the communication and understanding between our customers, our service staff and our management.

Parts:

While personnel and communication are important aspects of any service organization, parts availability is equally essential. A supply of critical and commonly used parts is stored at each site. Additionally, the home office maintains an extensive inventory of all system parts.

Performance Analysis:

An important tool utilized by Gunther technicians is Gunther's log file analysis software. This software tracks all system errors and stores information about each error in a database. Technicians are able to use this information to proactively identify potential issues and take corrective action before small issues escalate into major problems.

Service Contracts:

Gunther offers an array of service coverage alternatives which provide the customer with flexibility in accommodating their coverage needs.

Gunther's basic plan provides for first shift on-call preventive and remedial maintenance coverage and includes all parts and labor. Multi-shift on-call, on-site or combination coverage is also available. Basic on-call coverage comes with a four-hour response time guarantee. Other options are available upon request. Just as we customize our systems, we will work with our customers to customize their service needs to meet or exceed their requirements.

"...Particularly, we are pleased with the efforts that Gunther made to propose a supplementary maintenance coverage plan that was both reasonably priced and met the needs of our situation during our temporary switch to 24-hour a day operations. ... our technician has gone out of his way to make himself available during his off hours. In turn, this has enabled us to keep up with our requirements of increasing our daily production by nearly 70% during this special mailing. Even during normal times, we feel as if Gunther has continued its strong move toward providing solid regular maintenance activities..."

-Manager, Corporate Services

Gunther prides itself on the quality of its service and has undertaken numerous initiatives to realize its goal to be recognized as "the premier service organization in the intelligent finishing marketplace". The benefit realized by these efforts is customer satisfaction. Building upon this foundation, Gunther is committed in our quest for preeminence in the service arena for the intelligent finishing marketplace.

GUNTHER'S inc.jet™ SUBSIDIARY

Inc.jet, Inc. is a wholly owned subsidiary of the Company that produces an exclusive, environmentally safe letter quality (600 dot-per-inch, or dpi) ink jet printer ("Imager") that is designed specifically for high resolution, high speed, low cost industrial printing applications. Initially targeted as an envelope printer to complement the Company's line of intelligent document automation and mail processing systems, the Imager provides a solution to problems that were voiced by current and prospective customers - high quality personalized printing on envelopes at document automation speeds for a low cost.

Secondary concerns were ease of use and maintenance, as well as the size and packaging. The Imager can be integrated into mail processing systems or other Original Equipment Manufacturer (OEM) devices for applications such as envelope printing, web printing, carton marking, etc.

The inc.jet technology is the result of a strategic partnership between the Company and the Hewlett-Packard Company's (HP) Specialty Printing Systems Operation (SPS). The agreement allows for cross-licensing and marketing of HP's thermal ink jet technology and the Company's Imagers, providing customers with a printing process that is cleaner and more reliable than current methods, at significant cost savings.

SPS was formed to develop industrial printing markets for its 45 Series Thermal Ink Jet Printing Cartridges (cartridges). As part of this initiative SPS initially licensed a select group of companies to use their technology to develop printers specifically for industrial printing applications. The primary development task was to create the technology to fire the cartridges in such a way that they could remain stationary, while the product passed by at a high rate of speed. This was in contrast to the HP desktop printers, which move the cartridge back and forth across the page to print.

The inc.jet Imager is a compact modular printer that fits in the palm of a hand (5.5" x 3.5" x 4.5") and weighs less than 2 pounds. The print drivers and electronics all reside in the Imager. Commands to control the Imager are communicated via a standard personal computer.

These features are very important in that they make for a printer that lends itself to integration into a wide range of OEM products, such as small tabletop envelope-addressing machines. Although the Imager originally started as peripheral device for the Company's finishing systems, the vast majority of inc.jet's revenue stream is now derived from non-Company applications and customers (i.e., OEMs and end-user ink customers). It was decided early on that inc.jet would be the print engine supplier, while OEMs would be responsible for building complete systems for the end user. This would allow inc.jet to take advantage of its high-margin Imager product without the additional overhead required to service thousands of end users.

In addition to the mail addressing market, inc.jet sells it's Imager to OEM customers in the commercial printing and packaging markets. The inc.jet Imager markets include:

- Postage printing
- Envelope printing and address labeling
- Box and carton labeling
- Printing of variable data on commercial web press applications
- Tag printing
- Spot color and anti-fraud marking of originals

In January of 2003, inc.jet introduced the jet.engine™ Imager, which is the most compact, powerful, and flexible OEM industrial print engine on the market. The specification for this product was developed from years of industry experience, and most importantly, from gathering requirements input from numerous customers in a variety of industries. The objective of the jet.engine™ Imager was to develop an OEM thermal ink jet print engine that would maximize the capability of the HP cartridge, and provide a means to bring this technology to any application that lends itself to HP thermal ink jet. This state of the art imaging technology will provide for seamless integration into a variety of industrial applications such as commercial printing, and packaging.

In order to accomplish these objectives the Imager would need the following features:

- Compact modular design that lends itself to integration into a wide variety of devices
- Powerful – state of the art Motorola RISC processor
- Flexible – multiple data interfaces, multiple input/output, flexible software, on-board or off-board RIP
- Reliable – integral service station to maximize print quality and minimize operator intervention and down time
- Ability to handle wide-format printing
- Low cost

The jet.engine™ Imager will be available in three basic configurations; 3 Pen Manual Capping (MC), 3 Pen Automatic Cleaning (AC), and as an OEM Component Kit to qualified OEMs. The Manual Capping and Automatic Cleaning configurations will be able to support a fourth pen stall (***Afterburner***) that can be either attached to the Imager or mounted remotely.

The jet.engine™ Imager will set the standard as the premier HP based OEM print engine and dramatically increase the available market for inc.jet imagers, and HP thermal ink jet technology.

In addition to imagers, inc.jet is a reseller of the consumables (cartridges) that are manufactured for industrial printing applications by SPS. The inc.jet business model is based, in part, on creating a significant revenue stream from annuity ink sales. In theory, ink revenues should continue to increase monthly with the installed base of Imagers, eventually outpacing Imager revenue. The consumables that inc.jet sells to the commercial and industrial printing market include the following:

- Bulk Ink Supplies (cartridges with a high capacity ink reservoir),
- Fast-Dry-Black cartridges
- Spot Color (red, blue, green, & yellow).
- Versatile Black (specially formulated for coated stocks)
- UV/IR Invisible Ink (designed to improve document aesthetics and security)

CORPORATE STRATEGY

Gunther's primary focus is to strengthen its position as a pioneer and technological innovator within the high volume document finishing industry. Through our commitment to continuous improvement we are determined to perfect our processes as they relate to the design and marketing of our systems and related services. By doing so, we strive to create products and solutions that increase our customers' accuracy and productivity, ultimately helping them maximize their return on investment.

Our commitment to quality and customer-focused decision-making at all levels is intended to ensure that our customers' demands for precision, consistency and accuracy are achieved. By partnering with our customers to determine their exact needs, we strive to build relationships that enable us to provide them with the most integrated, cutting-edge solutions capable of meeting or exceeding each of their requirements. Gunther's close contact with our customers is part of what sets us apart from our competition, and is critical to our ability to offer our customers solutions that can help make them more successful. Another critical factor that makes Gunther unique is our commitment to 100% package integrity and to becoming the knowledge leader in the intelligent mail finishing industry.

By offering our customers the finest products, best customer service, and consultative support, Gunther intends to be viewed as the premier supplier of goods and services within the intelligent mail finishing industry.

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U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
FORM 10-KSB/A

(Mark One)

☒ **Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2003.**

☐ **Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to .**

Commission file number: 0-22994

GUNTHER INTERNATIONAL LTD.

(Name of small business issuer in its charter)

DELAWARE	**51-0223195**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Winnenden Road **Norwich, Connecticut**	**06360**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (860) 823-1427

Securities registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered under Section 12(g) of the Act:

Common Stock, $.001 Par Value
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

The Registrant's revenues for the most recent fiscal year were $22.2 million.

The aggregate market value of voting stock held by non-affiliates of the Registrant, based upon the average of the reported closing bid and asked prices of such stock on June 3, 2003, as reported by the OTC Bulletin Board, was $2.8 million. The number of shares of the Registrant's Common Stock outstanding as of June 2, 2003 was 19,428,428.

Documents Incorporated by Reference. The information required by Part III of this Annual Report on Form 10-KSB is incorporated by reference to the Registrant's definitive proxy statement to be distributed to stockholders in connection with the 2003 Annual Meeting of Stockholders. Such proxy statement is expected to be filed with the Commission within one hundred and twenty (120) days of the close of the fiscal year.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒



TABLE OF CONTENTS

PART I

PART II

PART III

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EXPLANATORY NOTE

This Amendment No. 1 on Form 10-KSB/A (the "Amendment") amends Part II, Items 6 and 7 of the Annual Report on Form 10-KSB for the year ended March 31, 2003 of Gunther International LTD. (the "Company"), as filed on June 30, 2003 (the "Original Filing"). Due to a typographical error, the Original Filing incorrectly stated that the amount of the June 30, 2003 loan made by Gunther Partners LLC to the Company was $200,000. The correct amount of this loan was $2,000,000. Although each of the text references to this loan contained in the Original Filing contained the error, the Original Filing contained as Exhibit 10.37 is a true and correct copy of the $2,000,000 promissory note made by the Company to the order of Gunther Partners LLC on June 30, 2003. In addition, the Original Filing inadvertently omitted from Note 5 to the Company's financial statements a reference to a $200,000 loan made to the Company on June 19, 2003. This Amendment continues to speak as of the date of the Original Filing and the Company has not updated any of the disclosures set forth in the Amendment to speak to any later date.

PART I

Item 1. *Description of Business*

General

The Company designs, develops, assembles and markets high-speed systems that automatically assemble printed documents, fold, staple or bind the documents, as required, and insert completed documents into appropriate envelopes for mailing or other distribution. The Company's systems are modular, and may be reconfigured in accordance with customer specifications, and are controlled by Company developed software.

The Company, in addition to system sales, also provides maintenance and support services for customer systems on a contractual basis. A majority of the Company's customers have some form of contracted support ranging from on-site coverage, on-call support or telephone support.

The Company also designs, manufactures and markets high-speed inkjet imagers to original equipment manufacturers (OEM), who incorporate the printers into tabletop inserters and folders, copiers, stand alone printers and other applications. In connection with these sales, the Company sells ink to the end-users of the printers.

Development of the Business

The Company was incorporated under the laws of the State of Delaware on March 22, 1978. After an initial period of inactivity, the Company engaged, between 1981 and 1985, with a joint venture partner, in a program to develop an automated packaging system for distribution of Federal food stamps. Although the Company was unsuccessful in its efforts to obtain a Federal Government contract, the technology it developed was applicable to other uses. In 1985, Aetna Life and Casualty Company requested the Company to develop finishing systems for use in the insurance business and purchased the first systems produced by the Company in 1986.

In 1992, the Company completed a restructuring that resulted in the infusion of approximately $2,300,000 in equity financing in exchange for shares of common stock, warrants to purchase common stock and convertible preferred stock. The convertible preferred stock was fully converted into common stock upon completion of the initial public offering of the Company, which was completed during December 1993 and January 1994. The initial public offering generated net proceeds of $4.6 million.

In fiscal 1999, the Company entered into a $5.7 million comprehensive financing transaction with its then-existing senior lender (the "Bank"), the Estate of Harold S. Geneen (the "Estate") and Gunther Partners LLC ("Gunther Partners"), the proceeds of which were utilized to restructure and replace the Company's then existing senior line of credit, fund a full settlement with the Company's third-party service provider and provide additional working capital to fund the Company's ongoing business operations. Under the terms of the transaction, Gunther Partners loaned an aggregate of $4.0 million to the Company. At the same time, the Bank reached an agreement with the Estate, which had guaranteed a portion of the Company's senior line of credit, whereby the Estate consented to the liquidation of approximately $1.7 million of collateral and the application of the proceeds of such collateral to satisfy and repay in full a like amount of indebtedness outstanding under the senior credit facility. The balance of the indebtedness outstanding under the senior credit facility, approximately $350,000, was repaid in full from the proceeds of the new financing. The Company executed a new promissory note in favor of the Estate evidencing the Company's obligation to repay the amount of the collateral that was liquidated by the Bank.

To induce Gunther Partners to enter into the financing transaction, the Company granted Gunther Partners a stock purchase warrant entitling Gunther Partners to purchase up to 35% of the pro forma, fully diluted number of shares of the Common Stock of the Company, determined as of the date of exercise. The exercise price of the warrant is $1.50 per share. It is currently scheduled to expire on May 29, 2004.

Through June 30, 1999, the Company had made principal payments to Gunther Partners aggregating $800,000, plus interest. In September 1999, the Company experienced a deficiency in operating cash flow and Gunther Partners agreed to lend the Company an additional $800,000 and to otherwise restructure the payment terms of the note. On April 4, 2000, the Company borrowed an additional $500,000 from Gunther Partners.

In November 2001, the Company consummated a Rights Offering (the "Rights Offering"), pursuant to which the Company issued 16,000,000 shares of its Common Stock to its existing stockholders by subscription right on a pro-rata basis at a price of $0.50 per share. The Rights Offering resulted in Gunther Partners becoming the Company's largest stockholder. The net proceeds of the Rights Offering were used to repay in full the notes payable to Gunther Partners ($4.5 million) and to a stockholder and director ($500,000) and to purchase from Gunther Partners 919,568 shares of the Company's Common Stock and $1.9 million of notes payable previously held by the Estate for an aggregate payment of $637,935. Gunther Partners had acquired these shares and notes payable on behalf of the Company in July 2001 for $137,935 and $500,000, respectively. In connection with these transactions, the Company recognized an extraordinary gain of $1.4 million on the extinguishment of debt.

Finishing Systems

Advances in computer technology have produced alternatives to the traditional offset printing presses for printing of large quantities of documents. Laser printers take data from computers and transfer the data onto a print drum with a laser beam. Non-impact laser printing allows for variations in the text of each document to be printed. The documents can be personalized and modified as desired.

Computer-directed printers are employed, in conjunction with mainframe or personal computers, to produce documents. The largest printers most often are placed in centralized print centers that are near mainframe computers. More recently developed non-impact laser printers that print five to 25 sheets per minute can be placed in any location within offices where personal computers are concentrated. The availability of non-impact laser printers has enabled many businesses that generate large quantities of documents to create "in-house" printing centers. There is a large concentration of non-impact laser printers in the insurance, finance and banking industries, and government.

The ability to generate large quantities of documents has created a new need to automate the assembly, sorting, and distribution of documents, a process referred to as "finishing". Most of these functions have been performed "off line", that is, without intelligent or computer directed machines. This requires substantial labor, and documents cannot be assembled with the same degree of accuracy, completeness, and speed as allowed by intelligent machines. The output, or finishing of documents, is referred to as post processing and includes such functions as folding, stapling, binding, booklet making and packaging assembled documents for mailing and other distribution. Automated processing systems also permit quicker turnaround of documents, improve the accuracy and completeness of assembled documents, facilitate the elimination of large inventories of pre-printed forms and enable the operator to make changes in the type of documents being assembled without stopping the assembly process and without incurring the expense of designing special mainframe computer programs.

Strategy

The Company's business strategy is to capitalize on its position as a pioneer and technology leader in the design and sale of intelligent document finishing and mailing systems and leading edge, high quality, low cost ink jet solutions for end user and OEM applications. The Company's goal is to broaden the range of markets, applications, and customers utilizing these unique technologies while continuing to increase its leadership position in insurance and financial markets. Further, it is the Company's objective to leverage both its well known customer base and the strength of its relationships/alliances with partners like Hewlett-Packard into a dominant position in the growing marketplaces, both end user and OEM, for low cost, high resolution ink jet printing at document processing speeds. The Company has also targeted aggressive expansion of its system service and consumables/supplies businesses.

Expanded Marketing Efforts. The Company initially relied principally on contacts within the insurance industry, particularly among large property and casualty insurers, and on the growing reputation of its products to generate sales. More recently, the Company's sales and marketing efforts have actively targeted a far broader range of applications and industries including other types of insurance companies and customers in the banking, finance and health care industries. The Company has continued to experience success in expanding into other markets including government, retail distribution, outsourcing, service bureaus, and others. The Company also continues to generate additional sales to its existing customer base. As much as 50% of the Company's system sales in a given year have been to previous purchasers of the Company's systems and the Company believes that repeat sales and upgrades of existing systems will continue to be an important source of revenue. The Company organizes user group seminars to allow customers to discuss their system requirements with each other and the Company and to collaborate on system design.

System Flexibility. The Company remains committed to the objective of providing modular systems to meet customer needs. The Company's systems' modularity offers customers the ability to have a custom designed system assembled from standard components using software written for specific requirements. Such systems are highly flexible and easily upgraded.

Focus on Accuracy of Document Assembly. The swift, accurate assembly of documents is critical to customer satisfaction. The Company's systems incorporate technology, including the ability to read various methods of coding on each sheet included in documents, that check for proper page sequence, detect duplicate or missing pages and verify recipients as each document moves down a conveyor. Systems can verify that a given document has been processed properly and maintain a record of the document. The Company continues to emphasize document integrity in all its research, development, and marketing efforts.

Focus on Customer Productivity and Costs. The Company focuses its product development efforts on further increasing customer productivity and the reduction of system costs while maintaining the document integrity customers require.

Collaborative Development. The Company will continue to collaborate with customers (including organizing and conducting user seminars) in order to develop a better understanding of customer needs and to offer comprehensive solutions. The Company's newest product, the inc.jet imager, was developed as a result of this collaborative effort.

Systems

The Company's current principal finishing products are the Series W System, the Series III Billing System, the EP-4000 Electronic Publishing System and the MS-6000 Mailing System.

The Series W is Gunther's latest high-speed folded mail system. It is fully adjustable, readily accommodating an extensive range of folded applications, inserting documents from 6.5" to 11" in width and up to 14" in length into envelope sizes ranging from monarch to bankers. Moreover, it does it quickly and reliably, processing up to 12,000 completed envelopes an hour while ensuring 100% processing accuracy. The Series W also allows insert feeders to be interchangeable at the operator level. This allows the most appropriate feeder (friction or vacuum feeder) to be utilized for each job. A feeder that is operating poorly can be replaced with another and repaired off-line, taking advantage of the feeder's self-contained advanced electronics and software. In addition, a tilt feature allows greater access to the conveyor area for maintenance, repair or simply to clear the conveyor. Other new features include:

- A transparent read plate that permits placement of the barcode almost anywhere on the primary document.

- A pusher design that ensures the product-to-pusher width ratio is not compromised providing better control of the product as it moves down the conveyor.
- An automatic adjustment of the conveyor to accommodate the length of the specific paper for the job selected.

The Series III is a high-speed statement and billing system. Up to nine inserts may be added to the primary document prior to envelope insertion. The system features a high-speed primary document feeder/accumulator and an up-stream folder.

The EP-4000 processes flat mail and allows documents to be processed in a series of individually processed subgroups. These subgroups can be stapled, bound, matched with other documents and combined for insertion into a large, flat envelope.

The MS-6000 processes folded documents. The MS-6000 can tri-fold up to eight sheets and insert the documents into a No. 10 envelope, and can half-fold up to fifteen sheets and insert the documents into a 6-by-9-inch envelope. Postage is then automatically applied.

These systems are typically comprised of some or all of the following component modules:

System Control Module, Operator Console and Reading Technology. The System Control Module incorporates an IBM-compatible Pentium CPU with a 2 Gigabyte hard drive, and a ZIP drive for back-up. It performs the system's control functions and operates the system as defined by the customized application program created by the Company after consultations with the customer. The System Control Module communicates with microprocessors located in each module in the system, monitoring all system functions. Upon initiation of operation, the System Control Module triggers the operation of a Laser Reader or a CCD (Charged Coupled Device) Image Reader. After the resulting information is checked against parameters contained in the system's software, a signal is sent to the Feed Module so that the sheet can be fed into the finishing system.

A laser reader is a scanning device which uses a laser light source to read bar-code or OMR (Optical Mark Recognition) information. A CCD Image Reader is a scanning device which is used to read bar-code or two dimensional information. In the CCD Image Reader, the code being read is illuminated with ambient light rather than a laser light source. OMR is a paper marking technology used with mailing systems to indicate to the main system how to process the sheets that are assembled into an envelope. The Company was the first to develop processing systems utilizing Laser Readers to scan a bar code to identify each sheet of paper processed. Reading the bar code at over 200 times per second, the System Control Module requires three consecutive identical reads from the Laser Reader before the sheets are fed into the system. Each document set is given a sequence and completeness check from the information in the bar code prior to feeding ("read before feed"). Corrective action, if needed, is taken prior to the assembly or packaging of the document. Systems also may incorporate CCD two dimensional (2D) Image Readers. This reading technology returns a very precise copy of the bar code or 2D image being scanned. The CCD Linear Image Reader transmits the image to be processed by the System Control Module approximately 25 times a second. With this reading technology, large amounts of data can be stored on the page, with reading accuracy and speed the equal of laser reading technology.

Microprocessors monitor the sensors in each module and carry out the instructions from the System Control Module, validating that each action initiated has been completed. If an error occurs, i.e., an operation is not completed, a message is sent back to the Operator Console for operator action. The Operator Console communicates all messages from the system's modules to the operator through the use of a CRT (Cathode Ray Tube). Bar code or OMR information, scanned by the Laser Reader or CCD Image Reader, is stored on the System Control Module's hard disk for retrieval and auditing with the system's performance information for reporting purposes. A printer is included with each system to provide a hard copy audit trail and postage reports. Communications software and a modem are provided with each system to permit remote system diagnosis and software updates.

2-D Code. 2-D is an improved method of coding documents, replacing more traditional means such as bar-code or OMR. Unlike linear or one-dimensional bar codes, 2-D code has the ability to represent large amounts of information in a small area, thereby making the code less obtrusive and more aesthetic. Data integrity is maintained through the use of 16 or 32 bit Cyclic Redundancy Check (CRC), which is far more powerful than the self-checking within traditional bar codes.

F-400. The F-400 is a high speed, vacuum fed system consisting of a hopper, feed pocket and accumulator. In the first stage, the documents are stacked in the hopper either manually of from a continuous roll. In the second stage, an optimum amount of paper (maintained by microprocessor and sensor control) is delivered to the feed pocket. A Laser Reader or CCD camera is located in the feed pocket, where each sheet's processing code is read and fed individually at rates of up to 30,000 sheets per hour. In the final stage, the sheets are collected in the document set accumulator, before being fed onto the main conveyor. The F-400 can adjust to suit a variety of sheet sizes including feeding in a landscape orientation. In addition, the F-400 is capable of feeding paper of intermixed weights from 20-pound bond to 65-pound cover stock. Through the use of a diverter, the F-400 can separate particular sheets, such as banners or trailers, from the document prior to collection on the conveyor.

Binding Methods. The systems can utilize a variety of binding options, including stitching, stapling, VeloBind and Slip & Grip. Stitching and stapling offers an inexpensive way to fasten from 2 to 100 sheets of paper. VeloBind and Slip & Grip provide the recipient with a recloseable binding and a professional look. Gunther system configurations commonly feature both stitching/stapling and binding modules and make the type of binding decision based on preset application parameters, such as document size or recipient.

Folder. This module may be placed up-stream, mid-stream, or down-stream in the conveyor path, depending on the application. The folder may be adjusted to produce C-folds, half-folds, or Z-folds and will dynamically handle 1-15 sheets of paper.

Friction Feeder. The Friction Feeder is a versatile feeder which separates and feeds material from the bottom of a stack of up to 24 inches. It efficiently feeds a wide range of material from 20 lb. sheets up to ½ inch thick booklets. The single knob separator gate adjustment allows for quick and easy set up and material change over.

Inc.jet™ Printing. The Series W, Series III, EP-4000 and MS-6000 may be configured with multi-head ink jet printing capability to dynamically print envelope addresses, return addresses, specialized messages and bar codes in a variety of font styles and sizes.

Flat Enveloper Module. The 10 x 13 Enveloper places the document sets in flat pocket envelopes (flap along short side). The envelopes can range in size from 8 to 10 inches wide to 11¼ inches to 13 inches long. The pre-glued, self-sealing envelopes are placed on their short ends, open side up. They are fed one at a time to the insertion station. The envelope is opened, and a receiving shoe is slid into the envelope to form an easy entry for the material. After insertion, the envelope is moved to the sealing station where the flap is sealed. The completed package is then placed onto a conveyor. This module is also capable of exception and oversize document processing. Exception documents can be inserted into the envelope without sealing the flap. Oversize documents can be accumulated and placed directly onto the output conveyor.

Flat Metering. This module provides a means for automatically applying postage to flat envelopes of varying thickness up to 180 sheets, thereby avoiding the 0.25″ thickness limitation of a standard postage meter. The module applies postage to a self-stick label using a standard postage meter, after which the label is fed to a transfer station and applied to the envelope. System software calculates the weight of each package and automatically applies the correct postage. The postage label can be applied in any corner of the envelope, in either portrait or landscape orientation.

Dual Postage Software, Interface, and Meter with Divert. This system component provides two postage meters for intermixed document weight groups. The System Control Modules calculates the amount of postage for each document set using a formula based on sheet count and insert weight previously supplied to the system. The System Control Module transmits directions to the meters for controlling which meter is to be used. If the postage amount is different than the amount set on either meter, the product is deflected into the divert bin.

Manifest Mail Software. The most common technique used by Company systems to meet current United States Postal Service requirements requires the manifest identification and postal zone information to be passed to the system in the bar code. In addition, the customer application prints the manifest identification on the address page, above the first line of the address, so that it is visible through the envelope window. The manifest mail software processes the information stored in single or multiple log files and generates reports required by the United States Postal Service. Other alternatives are available to print a manifest identification on the envelopes if the customer cannot print the identification in the envelope window.

Convertible Systems. EP and MS systems can be configured to work in both flat and folded modes, using a quick-connect and disconnect 10 x 13 flat enveloper or folded mail enveloper. This feature allows a user to specify either an EP or MS system, depending on the dominant applications, but still retain the ability to run in both flat and folded mode.

inc.jet™

inc.jet, Inc. is a wholly-owned subsidiary of the Company that produces an exclusive, environmentally safe letter quality (600 dot-per-inch, or dpi) ink jet printer ("Imager") that is designed specifically for high resolution, high speed, low cost industrial printing applications. Initially targeted as an envelope printer to complement the Company's line of intelligent document automation and mail processing systems, the Imager provides a solution to problems that were voiced by current and prospective customers — high quality personalized printing on envelopes at document automation speeds for a low cost.

Secondary concerns were ease of use and maintenance, as well as the size and packaging. The Imager can be integrated into mail processing systems or other Original Equipment Manufacturer (OEM) devices for applications such as envelope printing, web printing, carton marking, etc.

The inc.jet technology is the result of a strategic partnership between the Company and the Hewlett-Packard Company's (HP) Specialty Printing Systems Operation (SPS). The agreement allows for cross-licensing and marketing of HP's thermal ink jet technology and the Company's Imagers, providing customers with a printing process that is cleaner and more reliable than current methods, at significant cost savings.

SPS was formed to develop industrial printing markets for its 45 Series Thermal Ink Jet Printing Cartridges (cartridges). As part of this initiative SPS initially licensed a select group of companies to use their technology to develop printers specifically for industrial printing applications. The primary development task was to create the technology to fire the cartridges in such a way that they could remain stationary, while the product passed by at a high rate of speed. This was in contrast to the HP desktop printers, which move the cartridge back and forth across the page to print.

The inc.jet Imager is a compact modular printer that fits in the palm of a hand (5.5″ x 3.5″ x 4.5″) and weighs under 2 pounds. The print drivers and electronics all reside in the Imager. Commands to control the Imager are communicated via a standard personal computer. These features are very important in that they make for a printer that lends itself to integration into a wide range of OEM products, such as small tabletop envelope-addressing machines. Although the Imager originally started as peripheral device for the Company's finishing systems, the vast majority of inc.jet's revenue stream is now derived from non-Company applications and customers (i.e., OEMs and end-user ink customers). It was decided early on that inc.jet, Inc. would be the print engine supplier, while OEMs would be responsible for building complete systems for the end user. This would allow inc.jet, Inc. to take advantage of its high-margin Imager product without the additional overhead required to service thousands of end users.

In addition to the mail addressing market, inc.jet sells it's Imager to OEM customers in the commercial printing and packaging markets. The inc.jet Imager markets include:

- Postage printing
- Envelope printing and address labeling
- Box and carton labeling
- Printing of variable data on commercial web press applications
- Tag printing
- Spot color and anti-fraud marking of originals

In January of 2003, inc.jet introduced the jet.engine™ Imager, which is the most compact, powerful, and flexible OEM industrial print engine on the market. The specification for this product was developed from years of industry experience, and most importantly, from gathering requirements input from numerous customers in a variety of industries. The objective of the jet.engine™ Imager was to develop an OEM thermal ink jet print engine that would maximize the capability of the HP cartridge, and provide a means to bring this technology to any application that lends itself to HP thermal ink jet. This state of the art imaging technology will provide for seamless integration into a variety of industrial applications such as commercial printing, and packaging.

In order to accomplish these objectives the Imager would need the following features:

- Compact modular design that lends itself to integration into a wide variety of devices
- Powerful — state of the art Motorola RISC processor
- Flexible — multiple data interfaces, multiple input/output, flexible software, on-board or off-board RIP
- Reliable — integral service station to maximize print quality and minimize operator intervention and down time
- Ability to handle wide-format printing
- Low cost

The jet.engine™ Imager will be available in three basic configurations; 3 Pen Manual Capping (MC), 3 Pen Automatic Cleaning (AC), and as an OEM Component Kit to qualified OEMs. The Manual Capping and Automatic Cleaning configurations will be able to support a fourth pen stall (***Afterburner***) that can be either attached to the Imager or mounted remotely.

The jet.engine™ Imager will set the standard as the premier HP based OEM print engine and dramatically increase the available market for inc.jet imagers, and HP thermal ink jet technology.

In addition to imagers, inc.jet, Inc. is a reseller of the consumables (cartridges) that are manufactured for industrial printing applications by SPS. The inc.jet business model is based, in part, on creating a significant revenue stream from annuity ink sales. In theory, ink revenues should continue to increase monthly with the installed base of Imagers, eventually outpacing Imager revenue. The consumables that inc.jet sells to the commercial and industrial printing market include the following:

- Bulk Ink Supplies (cartridges with a high capacity ink reservoir),
- Fast-Dry-Black cartridges
- Spot Color (red, blue, green, & yellow).
- Versatile Black (specially formulated for coated stocks)
- UV/IR Invisible Ink (designed to improve document aesthetics and security)

Marketing and Sales

The Company initially relied principally on contacts within the insurance industry, particularly among large property and casualty insurers, and on the growing reputation of its products to generate sales. More recently the Company's sales and marketing efforts have actively targeted a far broader range of applications and industries including other types of insurance companies and customers in the banking, finance and healthcare industries. The Company has continued to experience success in expanding into other markets including government, retail distribution, outsourcing, service bureaus, and others. The Company also continues to generate additional sales to its existing customer base. As much as 50% of the Company's system sales in a given year have been to previous purchasers of the Company's systems and the Company believes that repeat sales and upgrades of existing systems will continue to be an important source of revenue. The Company organizes user group seminars to allow customers to discuss their system requirements with each other and the Company, and to collaborate on system design.

Customers

To date, the Company's principal customers have been property and casualty insurance companies, which require accurate, high-speed preparation and distribution of personalized policies and insurance certificates. The Company's customers include many of the top insurance companies in the United States including Allstate Insurance Co., Chubb & Son Insurance, Fireman's Fund, GEICO, The Hartford, Metropolitan Life, Mutual of Omaha, SAFECO and The Travelers. In addition, the Company's systems have been purchased by Gartner Group, Moore Business Communication Systems, Nike, Public Schools Employees Retirement System, USAA, U.S. Census Bureau, U.S. Department of the Treasury, and Nippon Telephone & Telegraph in Japan.

The Company has expanded into the mutual fund, pharmaceutical and outsource provider markets with sales to customers in each of these industries. Despite reliance on sales in the insurance industry, the development of the business has not been dependent upon any single or few customers. Due to the relatively high sales price of the Company's systems, customers who place multiple machine orders within a single year may account for more than 10% of the Company's revenues for that year. However, the Company has not relied on any one of these customers to maintain its level of sales from year to year.

As of March 31, 2003, the Company had a backlog of high-speed assembly systems aggregating approximately $0.9 million. Backlog consists of total contract price less revenue recognized to date for all signed orders on hand. Typically, approximately 50% of the purchase price of each system is received by the Company at the time an order is placed by a customer and machine specifications are completed, 40% of the purchase price is paid when the system is approved for shipment and the last installment (typically 10% of the purchase price) is paid within 30 days of installation. The Company recognizes revenues on the percentage-of-completion method over the production period of the system.

Manufacturing

The Company does not fabricate most of the hardware components of its finishing systems and is largely dependent upon third party suppliers to fabricate and, in some cases, assemble components and/or sub-assemblies of a typical system. Although the Company believes that other suppliers are available to perform the services provided by the current suppliers, the termination of the Company's relationship with one or more of these companies may result in a temporary interruption in the supply, and potentially the manufacture and shipment, of the Company's systems. While several of the Company's suppliers require cash on delivery, the Company is not aware of any material change in the relationships with its suppliers during the past year, nor have any suppliers indicated an intent to materially modify the terms on which they supply materials to the Company. In the past, the Company has replaced certain suppliers who have been unable to meet the Company's requirements with respect to quality, delivery or pricing, and the Company in the future may replace certain other suppliers for similar reasons.

The Company assembles and tests each system at its facility in Norwich, Connecticut. Each system is tested for hardware and software compliance with each customer's unique application and media requirements, using customer supplied materials. Upon satisfactory completion of such tests and customer acceptance of the system, each system is disassembled for shipment and reassembled at customer facilities, which is followed by less stringent site acceptance testing and operator training.

Installation and Customer Service

The Company's systems usually can be installed at a customer's facilities in one day. The Company typically uses a systems engineer, who plans and carries out the installation and programming of the systems. A Company employee remains at the customer's facilities for approximately one week to monitor the initial operation of the system. As part of the installation, the Company trains one to two operators at either the Company's or the customer's facilities in the operation and maintenance of the system. The Company has monthly meetings with customers to evaluate the performance of systems. Each system has been designed to facilitate parts replacements. The Company typically warrants each system for a period of 90 days after installation.

A majority of Gunther customers have some form of maintenance contract with the Company. Typically, this would take the form of on-call service, although in larger installations on-site service is required. Basic on-call coverage comes with a four hour response time guarantee; two hour response time is available to customers for an additional charge.

Alternatively, customers can elect to have the Company train its personnel to maintain their systems. Such training is provided for up to three qualified technicians for three weeks at the Company's facility prior to delivery of the system. Under this program, a spare parts kit is purchased, and as parts are used, they are replaced at a charge to the customer. Along with the maintenance program, the Company also provides maintenance support of the system's software, monthly performance meetings and telephone support for a monthly charge.

The typical cost to a customer of an annual maintenance contract is equal to approximately 10% of the cost of the customer's system. For the fiscal year ended March 31, 2003, revenues from customer maintenance agreements represented approximately 49% of the Company's net sales. The Company believes that, as it places more systems in service, maintenance revenues will represent an increasing percentage of its net sales.

Research and Development

The Company's principal research and development efforts have been conducted through software and hardware development groups located at its facility in Norwich, Connecticut. These groups focus on improving upon and creating new applications of the Company's technology. The Company's engineering staff also generates the functional specifications and development schedules for each of the Company's customers. The Company performs all material development and engineering functions internally. The Company from time to time engages third parties to design hardware and software components based upon specifications developed by the Company.

For the fiscal years ended March 31, 2003 and 2002, the Company incurred expenses of $1.6 million and $1.4 million, respectively, for research and development activities.

Competition

The Company's principal competitors are Pitney-Bowes and BOWE Bell & Howell. Although the Company's total revenue is small relative to these large competitors, the Company is nonetheless successful in many situations, primarily due to the unique capabilities of Gunther equipment to handle effectively more complex mailing system applications. The principal competitive factors in the Company's business are product functionality, price/performance and reliability. The Company believes that it competes favorably on the basis of each of these factors. The Company also believes that it competes effectively in sales to its existing customer base because of, among other things, its emphasis on document integrity, its focus on customer needs and the flexibility of its systems resulting from the application of its proprietary technology.

Gunther's inc.jet products include several important features that set them apart from competitive products. The inc.jet imager accomplishes the high-speed printing of data (50 inches per second) at very high resolution (up to 600 x 600 dots per inch). The compact modular construction combined with injection molded plastic enable this product to be produced at low cost with a low level of maintenance.

Patents and Proprietary Rights

The Company has pursued an intellectual property rights strategy to protect its proprietary product developments. The Company's policy is to file patent applications to protect its technology, and the inventions and improvements that may be important to the development of its business. As a further precaution, the Company licenses, rather than sells, its proprietary system software to customers. The Company also relies upon trade secrets, know-how, continuing technological innovation and licensing opportunities to protect its intellectual property rights.

The Company has been issued fourteen patents in the United States and intends to continue to file patent applications on its products and systems. All patent applications filed by the Company are directed to salient features of the Company's systems. The Company regards certain computer software and service applications as proprietary. The Company relies on nondisclosure agreements with its employees and, where the Company regards it as necessary, with customers.

In connection with a development agreement with Connecticut Innovations, Inc. ("CII") and as partial consideration for loans made in connection therewith, the Company had assigned all existing patents to CII as security for the Company's performance under the agreement. This agreement expired on December 31, 2002 and title to the patents will be transferred back to the Company upon the fulfillment of the Company's remaining obligation under this agreement.

Although the Company believes that patents and other intellectual property rights may be important to its business, there can be no assurance that patents will issue from any applications thereof, or if patents issue, that the claims allowed will be of adequate scope to protect the Company's technology or the issued patents or other technology rights will not be challenged or invalidated. The Company's business could be adversely affected by increased competition in the event that any patent granted to it is adjudicated to be invalid or is inadequate in scope to protect the Company's operations, or if any of the Company's other arrangements related to technology are breached or violated. Although the Company believes that its products and technology do not infringe the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful. Furthermore, the Company could incur substantial costs in defending itself in patent infringement suits brought by others and in prosecuting suits against patent infringements.

In connection with the restructuring completed by the Company in September 1992, the Company granted to BOWE Bell & Howell a nonexclusive license for read and feed technology developed and patented by the Company. The technology previously had been licensed by the Company to one of its component suppliers, Ascom Holding, Inc. ("Ascom"), but was not transferable by Ascom. The license granted to BOWE Bell & Howell was in consideration for the forgiveness of indebtedness of the Company to Ascom and the payment by Ascom of $250,000 to CII on behalf of the Company. The Company believes that BOWE Bell & Howell purchased the business and assets of Ascom in 1992. The license granted to BOWE Bell & Howell is royalty-free and coterminous with the patents with respect to the licensed technology. The Company does not believe that the license granted to BOWE Bell & Howell has affected the Company's competitive position. However, the development by BOWE Bell & Howell of a software driven system based in part on the technology could adversely affect the Company's competitive position.

Employees

At March 31, 2003, the Company had 194 (197 at March 31, 2002) full-time employees, consisting of 57 (62 at March 31, 2002) engaged in engineering, development and manufacturing, 15 (19 at March 31, 2002) in marketing and sales activities, 106 (104 at March 31, 2002) in customer services and 16 (12 at March 31, 2002) in general administrative and executive functions. The Company does not have a collective bargaining agreement with any of its employees and considers its relationship with its employees to be good.

Item 2. ***Description of Property***

The Company's principal facilities are located at One Winnenden Road, Norwich, Connecticut, where the Company leases approximately 75,000 square feet of space. The Company's lease requires payment of monthly rent in the amount of $23,917 through April 30, 2006. Of the Company's space in Norwich, approximately 15,000 square feet is devoted to office and administrative uses, approximately 55,000 square feet to engineering, development and assembly activities, and approximately 5,000 square feet to marketing, sales and customer service functions. Except for the HVAC system, which needs to be replaced, the Company believes that its facilities are adequately equipped and maintained for present and planned operations. The Company is currently engaged in discussions with the landlord regarding the replacement or repair of the HVAC system.

Item 3. ***Legal Proceedings***

As previously reported, a purported class action lawsuit was filed against the Company, its then-current chief executive officer and its then-current chief financial officer asserting claims under the federal securities laws. The action was filed in the United States District Court for the District of Connecticut. Among other things, the complaint alleged that the Company's financial statements for the first three quarters of fiscal 1998 were materially false and misleading in violation of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The plaintiffs were seeking compensatory damages and reimbursement for the reasonable costs and expenses, including attorneys' fees, incurred in connection with the action. In February 2001, the Company reached an out-of-court settlement, which the Court approved in May 2001. Under the terms of the settlement, the Company and the other defendants agreed to pay $595,000 to the plaintiffs, $380,000 of which was paid by the Company's directors' and officers' liability insurance carrier and $215,000 of which was paid by the Company.

In April 2001, prior to the entry of the final order approving the settlement of the Purported Class Action (the "Class Action Final Order"), the Company commenced separate legal proceedings against Arthur Andersen, LLP ("Andersen"), its former auditor, in the Superior Court for the Judicial District of New London, Connecticut (the "Malpractice Proceedings"). The Malpractice Proceedings sought damages sustained by the Company as a result of Andersen's failure to comply with professional standards in the conduct of certain of its audits of the Company's financial statements. In May 2001, Andersen removed the case to the United States District Court for the District of Connecticut, but the court remanded the complaint to the state court upon the motion of the Company. The Company asserted in the Malpractice Proceedings that Andersen breached its duties to the Company by, among other things, negligently and/or intentionally misrepresenting the Company's true financial condition to the Company, its Board of Directors and its Audit Committee. Andersen vigorously denied any wrongdoing and filed a counterclaim against the Company alleging claims for fraud, negligence, breach of contract, interpleader and indemnification. In addition, Andersen asserted that the Class Action Final Order interposed an effective bar against any recovery in the Malpractice Proceedings. On June 7, 2001, the Company filed a motion to amend the Class Action Final Order to clarify that it has no application to the Malpractice Proceedings. The court granted the Company's motion, and Andersen appealed the court's decision. In February 2003, the Clerk of the United States Court of Appeals for the Second District entered an Order Voluntarily Dismissing that appeal with Prejudice.

As a plaintiff, the Company settled certain litigation in fiscal year 2003 realizing income of $190,000, net of related litigation expenses.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

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Part II

Item 5. *Market for Common Equity and Related Stockholder Matters*

The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol "SORT".

The following table sets forth the high and low bid prices of the Company's Common Stock for each quarter of fiscal 2002 and fiscal 2003, as reported by the OTC Bulletin Board. These quotations represent prices between dealers and do not include retail mark-ups, mark-downs or other fees or commissions and may not represent actual transactions.

Fiscal Quarter	Bid Prices High	Bid Prices Low
First Fiscal Quarter – 2002 (April 1 – June 30, 2001)	$1.00	$0.47
Second Fiscal Quarter – 2002 (July 1 – September 30, 2001)	1.29	0.41
Third Fiscal Quarter – 2002 (October 1 – December 31, 2001)	0.73	0.40
Fourth Fiscal Quarter – 2002 (January 1 – March 31, 2002)	0.63	0.46
First Fiscal Quarter – 2003 (April 1 – June 30, 2002)	0.54	0.45
Second Fiscal Quarter – 2003 (July 1 – September 30, 2002)	0.55	0.12
Third Fiscal Quarter – 2003 (October 1 – December 31, 2002)	0.40	0.17
Fourth Fiscal Quarter – 2003 (January 1 – March 31, 2003)	0.64	0.18

On June 3, 2003, the high and low bid prices for the Company's Common Stock were $0.65, as reported by the OTC Bulletin Board.

As of June 2, 2003, there were approximately 69 record owners of the Company's Common Stock. The Company believes there are approximately 560 beneficial owners of Common Stock. The Company has not paid dividends on its Common Stock and intends for the foreseeable future to retain earnings, if any, to finance the expansion and development of its business.

Sales of Unregistered Securities

During fiscal 2003 and 2002, the Company granted certain employees stock options covering an aggregate of 70,000 and 282,000 shares, respectively, of Common Stock at exercise prices ranging from $0.27 to $0.60 per share. The options vest ratably over a five-year period and have a maximum duration of ten years.

During fiscal 2003 and 2002, the Company also credited an aggregate of 234,250 and 97,552 shares of Common Stock to the accounts of seven directors who were participating in the Gunther International Ltd. Directors' Equity Plan (the "Plan"). In accordance with the terms of the Plan, each participating director is entitled to receive grants of Common Stock in lieu of a quarterly cash retainer. The number of shares which each director is entitled to receive each fiscal quarter is equal to (a) $2,500, divided by (b) the fair market value of a share of Common Stock as of the last business day of the quarter. Each director elected to defer receipt of the shares credited to his account. Based upon the formula, the following table represents the shares credited to the Directors by quarter:

	Quarter Ended							
	06/30/01	09/30/01	12/31/01	03/31/02	06/30/02	09/30/02	12/31/02	03/31/02
Fair Market Value	$ 0.94	$ 0.45	$ 0.58	$ 0.49	$ 0.45	$ 0.23	$ 0.17	$ 0.41
Shares credited	13,300	27,780	25,860	30,612	33,336	76,090	88,236	36,588

In fiscal 2003, a total of 56,228 shares were issued by the Company under the Plan to two Directors who resigned from the Board in fiscal years 2002 and 2003.

No underwriters were used in connection with any of the foregoing transactions and, accordingly, there were no underwriting discounts or commissions. The issuance of these securities was exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) thereof and the rules and regulations promulgated thereunder.

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Item 6. ***Management's Discussion and Analysis***

Summary Financial Data

The summary financial data presented below should be read in conjunction with the information set forth in the consolidated financial statements and notes thereto included elsewhere herein.

	For the Years Ended March 31,		
	2003	2002	2001
Sales:			
Systems	$ 7,978,453	$ 8,406,377	$13,743,283
Maintenance	11,315,657	11,166,347	10,161,333
Supplies	2,907,585	1,375,886	507,359
Total sales	22,201,695	20,948,610	24,411,975
Cost of sales:			
Systems	6,884,554	7,419,937	9,164,764
Maintenance	7,727,735	7,906,354	8,105,760
Supplies	2,432,722	1,089,614	372,484
Total cost of sales	17,045,011	16,415,905	17,643,008
Gross profit	5,156,684	4,532,705	6,768,967
Operating expenses:			
Selling and administrative	5,675,887	5,521,234	4,555,441
Research and development	1,590,414	1,389,544	1,639,385
Total operating expenses	7,266,301	6,910,778	6,194,826
Operating loss	(2,109,617)	(2,378,073)	574,141
Interest expense, net	(71,253)	(456,469)	(679,717)
Litigation (expense)/income	190,000	—	(178,500)
Loss before extraordinary items	(1,990,870)	(2,834,542)	(284,076)
Gain on extinguishment of debt	—	1,410,868	—
Net loss	$(1,990,870)	$(1,423,674)	$ (284,076)
Per share:			
Loss before extraordinary item	$ (0.10)	$ (0.30)	$ (0.07)
Extraordinary item	—	0.15	—
Net loss	$ (0.10)	$ (0.15)	$ (0.07)
Weighted average number of common shares outstanding	19,390,356	9,318,579	4,291,769

	2003	2002
Current Assets	$ 4,122,524	$ 4,739,908
Total Assets	7,419,915	8,676,781
Current Liabilities	5,202,048	5,598,576
Long-term debt, less current maturities	1,130,110	62,078
Stockholders' equity	1,087,757	3,016,127

Results of Operations

Critical Accounting Policies

Operating results may be effected by certain accounting policies and estimates. The most sensitive and significant accounting estimates in the financial statements relate to revenue recognition under sales contracts for the Company's high-speed assembly equipment using the percentage-of-completion method, asset valuation allowances (slow moving and obsolete inventories, accounts receivable and deferred income tax assets), and deferred maintenance revenue recognition. Management monitors uncompleted sales contracts performing detailed monthly analysis of costs incurred and weekly reviews of estimated costs to complete in conjunction with measuring contract performance and recognizing contract revenues. Management critically evaluates monthly the likely usefulness of its inventories and the collectability of accounts receivable and performs regular reviews of the potential realization of deferred income tax assets. A detailed analysis of deferred maintenance revenue recognition is performed monthly. In addition, long-lived assets, including goodwill, are reviewed at least annually or whenever events or changes in circumstances indicate their carrying amounts may not be recoverable.

Fiscal Year ended March 31, 2003
Compared to Fiscal Year ended March 31, 2002

The net loss for fiscal 2003 was $(2.0) million, or $(0.10) per share, compared to $(1.4) million, or $(0.15) per share, for fiscal 2002. In fiscal 2003, a gain of $190,000, or $0.01 per share from the settlement of litigation (net of litigation expense) is included in the net loss. Fiscal 2002 included an extraordinary gain of $1.4 million, or $0.15 per share, resulting from the extinguishment of debt. (See Liquidity and Capital Resources for more information). Excluding the effects of these items, the net loss for fiscal 2003 would have been $(2.2) million, or $(0.11) per share and the net loss for fiscal 2002 would have been $(2.8) million, or $(0.30) per share.

Systems sales include sales of high-speed assembly systems, upgrades to previously sold systems and inc.jet imager systems.

Systems sales for fiscal 2003 decreased $.4 million, or 5.0%, to $8.0 million from $8.4 million in fiscal 2002. The decrease was due to a decrease in the sales of the Company's high-speed assembly systems.

Sales of high speed assembly systems and upgrades for fiscal 2003 decreased to $6.5 million from $6.9 million in fiscal 2002, a decrease of 5.5%. The decrease in sales is attributable to a slowdown in orders during the last two quarters of fiscal 2003 primarily as a result of the current economic conditions. A summary of orders, sales and backlog for each of the last four fiscal quarters for the high speed assembly systems and related upgrades is as follows:

	2003	2002		
	March 31	December 31	September 30	June 30
	(in millions)			
Backlog, beginning of period	$ 0.5	$ 1.3	$ 3.2	$ 1.9
Orders	0.8	0.8	1.1	2.8
Revenues recognized	(0.4)	(1.6)	(3.0)	(1.5)
Backlog, end of period	$ 0.9	$ 0.5	$ 1.3	$ 3.2

Backlog includes high speed assembly systems and upgrades and consists of total contract price less revenue recognized to date for all signed orders on hand. The backlog at March 31, 2003 has decreased substantially from March 31, 2002, and is well below the levels of the first two fiscal quarters.

Inc.jet imager sales in fiscal 2003 decreased to $1.4 million, or 8.4%, from $1.5 million in fiscal 2002. Inc.jet sales comprised 17.3% of total systems sales in fiscal 2003 as compared to 13.7% in fiscal 2002. The decrease in sales is primarily due to customers delaying imager purchases until the debut of the jet.engine which was introduced in October of 2002 and began to ship in January 2003.

Maintenance sales increased $150,000, or 1.3%, to $11.3 million in fiscal 2003 from $11.2 million in fiscal 2002 as a result of an increase of systems under service contract as a result of system sales during the year as well as minor price increases. The increase in contract revenues was offset somewhat by a reduction in non-contracted services in fiscal 2003 compared to the prior fiscal year.

Supply sales consist of inc.jet ink cartridge and miscellaneous supply sales. Sales of ink has increased substantially from fiscal 2002, with revenues of $2.9 million in fiscal 2003 compared to $1.4 million in fiscal

2002, an increase of 117%. This increase is the result of increased marketing efforts and deeper penetration into the distributor/dealer channels.

The gross margin as a percentage of sales of systems increased to 12.9% in fiscal 2003 as compared to 11.7% in fiscal 2002. The increase in gross margin as a percentage of sales was attributable to increases in gross margin in high speed assembly systems offset slightly by lower gross margin rates for inc.jet imagers.

Overhead costs were reduced by 12% throughout the year as part of an ongoing effort to reduce overall manufacturing costs as well as lower high-speed assembly system production. Offsetting the gains made in high speed assembly systems gross margins and as result of the drop-off in imager sales mentioned above, inc.jet imager gross margin decreased, from 68.4% to 61.3%.

The gross margin percentage on maintenance sales increased in fiscal 2003 to 31.7% from 29.2% as compared to fiscal 2002. Eliminating the $705,000 benefit from the usage of spare parts acquired at minimal cost referred to in the inventories section of Note 2 to the consolidated financial statements, maintenance gross margin decreased to 25.5%. This was primarily the result of price pressure.

Selling and administrative expenses increased $155,000, or 2.8%, to $5.7 million in fiscal 2003 from $5.5 million in fiscal 2002. Selling and administrative expenses, as a percentage of total revenues, for fiscal 2003 and 2002 were 25.6% and 26.4%, respectively. The increase in selling and administrative expenses is primarily attributable to an increase in health insurance costs. In September of 2002, the Company changed from a self-insured health plan to a fully insured plan. As a result of higher claims experience under the self-insured plan prior to the change, the run-out costs associated with the old plan were significantly higher than anticipated and resulted in additional benefit costs of $300,000 over the prior year. Offsetting the additional medical costs, one-time expenses related to information systems training of $100,000 were incurred in fiscal 2002 which were not required in fiscal 2003.

Research and development expenses increased $201,000, or 14.5%, to $1.6 million in fiscal 2003 from $1.4 million in fiscal 2002. Research and development expenses, as a percentage of total revenues, for fiscal 2003 and 2002 were 7.2% and 6.6%, respectively. Research and development expenses in fiscal 2003 were primarily attributable to the Series W system, including documentation for the production of the Series W ($419,000), development of new operating software for high-speed assembly systems ($170,000) and development of the jet.engine imager ($426,000).

Interest expense decreased $385,000, from $456,000 in fiscal 2002 to $71,000 in fiscal 2003. The decrease was due substantially to most of the Company's debt being paid from the proceeds of the Rights Offering completed in November 2001. (See Liquidity and Capital Resources for more information.)

In fiscal 2003, the gain from litigation settlement resulted from the settlement of the lawsuit against Arthur Andersen LLP. The Company received $350,000 under the settlement, realizing a net gain of $190,000 after litigation costs. (See Item 3. Legal Proceedings for more information.) The gain on extinguishment of debt in fiscal 2002 of $1.4 million is derived from the Company's purchase from Gunther Partners of $1.9 million of notes payable previously held by the Estate of Harold S. Geneen for $500,000. (See Item 1. Development of the Business for more information.)

Liquidity and Capital Resources

The Company's primary need for liquidity is to fund operations while it endeavors to increase sales and achieve consistent profitability. Historically, the Company has derived liquidity through systems and maintenance sales (including customer deposits), financing arrangements with banks and other third parties (including affiliates) and, from time-to-time, sales of its equity securities.

Under the Company's normal sales policy pertaining to high-speed inserter assembly systems, approximately 50% of the sales price of each high-speed assembly system is received by the Company within 30 days from the time an order is placed; approximately 40% is received at the time the system is shipped and the remaining 10% is received approximately 30 days after delivery of the system. As a result, the Company receives a significant cash flow benefit from the receipt of new orders. In general, the Company's cash flows from operating activities are significantly affected by the timing of the billings of customer receivables and the payments to vendors for systems under production.

For the fiscal year, the Company incurred a net loss of $2.0 million and used cash of $1.6 million in operating activities. At March 31, 2003, the Company had a deficiency in working capital of $2.2 million. The Company's liquidity position throughout fiscal 2003 was adversely affected by several factors. The most significant factor was the slowdown in the number of orders received as a result of the economic conditions. Through the end of fiscal 2003, the Company had received five fewer orders for high speed assembly systems than during the previous fiscal year. Also, the Company, as of September 1, 2002, converted from a self-insured employee medical plan to a fully insured plan. Since then, the Company has incurred $300,000 of additional costs as a result of higher claims experience and the run-out of claims under the prior plan as well as funding the current premiums under the new plan. Additionally, as a result of the increase in inc.jet sales volume, the Company's cash flow has been adversely effected by the additional funding of inc.jet inventories and receivables required to support the growth of the inc.jet business.

The shortfall in liquidity necessitated the borrowing of funds throughout fiscal 2003. On July 3, August 7, September 26 and November 19, 2002 the Company borrowed $700,000, $100,000, $200,000 and $200,000, respectively, from Mr. Robert Spiegel, a shareholder and member of the Board of Directors, to alleviate cash deficiencies. These borrowings were evidenced by 8% notes payable which were originally due on or before December 31, 2002. The Company repaid the $100,000 note on October 10, 2002. Prior to December 31, 2002, the Company consolidated the remaining notes aggregating $1,100,000 into a single note with interest at 8% and a due date of December 31, 2003. On January 31, 2003, Mr. Spiegel assigned this note to Gunther Partners LLC, a stockholder. Effective June 19, 2003, Gunther Partners LLC extended the maturity date of this note, so it is currently due and payable on demand at any time on or after April 1, 2004, and committed to lend the Company an additional $1,000,000, if necessary, through March 31, 2004. On May 6, 2003, Mr. Spiegel loaned the Company an additional $500,000 under an 8% note due December 31, 2003. Effective June 19, 2003 Mr. Spiegel agreed to extend the maturity date of the note, so it is currently due and payable on demand at any time on or after April 1, 2004. On June 19, 2003, Mr. Spiegel loaned the Company an additional $200,000 under an 8% note due and payable on demand at any time on or after April 1, 2004. On June 30, 2003, Gunther Partners LLC loaned the Company $2,000,000 under an 8% note due and payable on demand at any time on or after April 1, 2004.

In connection with the September 1992 recapitalization of the Company, the Company entered into separate royalty agreements with seven founding stockholders (the "Founders"), pursuant to which the Company is obligated to pay the Founders an aggregate royalty equal to 1% of all the Company's sales (as defined) up to a maximum of $12.0 million (of which approximately $1.5 million has been paid as of the date hereof). See note 8 to the Consolidated Financial Statements of the Company. In May and June 2003, four of the Founders who collectively held a 67.3% interest in the aggregate royalty (the "Selling Founders") approached the Company and offered to release their future interest in the royalty in exchange for a discounted lump-sum payment. Based on their combined interest in the aggregate royalty, the Selling Founders' would have been entitled to receive future royalty payments aggregating approximately $7,091,211, but the Selling Founders offered to release their future interest in the royalty for a lump-sum payment of $571,377. The Company did not have sufficient cash reserves to take advantage of this opportunity, so Gunther Partners accommodated the transaction by purchasing the royalties from the Selling Founders in exchange for the lump-sum payment and transferring them to the Company in exchange for promissory notes with an aggregate principal amount exactly equal to the lump-sum payment. The notes bear interest at 8% per annum and provide for principal and interest payments in an amount equal to the amount that otherwise would have been due and payable under the retired royalty agreements. Thus, while these agreements will have no effect on short-term liquidity, the Company will realize significant savings over the term that the royalty agreements otherwise would have remained outstanding. The maximum remaining royalty that may be required to be paid to the remaining founders is $3,400,000.

On a going forward basis, management believes that the Company's operating results will improve in fiscal 2004. Subsequent to the end of the fiscal year 2003 through May 31, 2003, the Company received orders for an additional 3 machines for over $1.4 million and has several short term sales prospects that could result in additional sales. Additionally, spending reductions planned in fiscal 2004 include about $300,000 less in health care costs due to the adoption of a fully insured plan. If necessary, the Company may extend the payment of its trade obligations, which it reduced by almost $500,000 in fiscal 2003. Lastly, planned and necessary additions to equipment and leasehold improvements in fiscal 2003 are less than $100,000.

As referred to above, since March 31, 2003 through June 30, 2003, the Company has borrowed $2,700,000 which is due and payable on demand on or after April 1, 2004. As a result, the Company believes that it has sufficient liquidity to enable it to fund its obligations as they become due in the ordinary course of business through March 31, 2004.

Inflation

The effect of inflation on the Company has not been significant during the last two fiscal years.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. In general, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements within the meaning of Section 21E. Without limiting the generality of the foregoing, the words "believes," "anticipates," "plans," "expects," and other similar expressions are intended to identify forward-looking statements. Investors should be aware that such forward-looking statements are based on the current expectations of management and are inherently subject to a number of risks and uncertainties that could cause the actual results of the Company to differ materially from those reflected in the forward-looking statements. Some of the important factors which could cause actual results to differ materially from those projected include, but are not limited to, the following: general economic conditions and growth rates in the finishing and related industries; competitive factors and pricing pressures; changes in the Company's product mix; technological obsolescence of existing products and the timely development and acceptance of new products; inventory risks due to shifts in market demands; component constraints and shortages; the ramp-up and expansion of manufacturing capacity; and the continued availability of financing. The Company does not undertake to update any forward-looking statement made in this report or that may from time-to-time be made by or on behalf of the Company.

Item 7. ***Financial Statements***

The financial statements required by this item are presented on pages F-1 through F-14 immediately after the signature page of this report.

Item 8. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9. ***Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act***

The information required by Item 9 is hereby incorporated by reference to the Company's Proxy Statement that will be distributed in connection with the 2003 Annual Meeting of Stockholders, which is currently scheduled to be held in September 2003. Such proxy statement will be filed with the Commission within one hundred and twenty (120) days of the close of the fiscal year, or this Annual Report on Form 10-KSB will be amended to include the requisite information.

Item 10. ***Executive Compensation***

The information required by Item 10 is hereby incorporated by reference to the Company's Proxy Statement that will be distributed in connection with the 2003 Annual Meeting of Stockholders, which is currently scheduled to be held in September 2003. Such proxy statement will be filed with the Commission within one hundred and twenty (120) days of the close of the fiscal year, or this Annual Report on Form 10-KSB will be amended to include the requisite information.

Item 11. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 11 is hereby incorporated by reference to the Company's Proxy Statement that will be distributed in connection with the 2003 Annual Meeting of Stockholders, which is currently scheduled to be held in September 2003. Such proxy statement will be filed with the Commission within one hundred and twenty (120) days of the close of the fiscal year, or this Annual Report on Form 10-KSB will be amended to include the requisite information.

Item 12. ***Certain Relationships and Related Transactions***

The information required by Item 12 is hereby incorporated by reference to the Company's Proxy Statement that will be distributed in connection with the 2003 Annual Meeting of Stockholders, which is currently scheduled to be held in September 2003. Such proxy statement will be filed with the Commission within one hundred and twenty (120) days of the close of the fiscal year, or this Annual Report on Form 10-KSB will be amended to include the requisite information.

Item 13. ***Exhibits and Reports on Form 8-K***

A. Exhibits required by Item 601 of Regulation S-B:

- 3.1 Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2001 and incorporated herein by reference).
- 3.2 Certificate of Amendment to the Registrant's Restated Certificate of Incorporation dated as of October 22, 2001 (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2001 and incorporated herein by reference).
- 3.3 By-Laws of the Company, as amended (filed as Exhibit 3(iv) to the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 1998, Commission File No. 33-70052-B, and incorporated herein by reference).
- 10.1 Royalty Agreement, dated September 3, 1992, between the Company and William H. Gunther, Jr. (filed as Exhibit 10(s) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).
- 10.2 Royalty Agreement, dated September 3, 1992, between the Company and William H. Gunther III (filed as Exhibit 10(t) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).
- 10.3 Royalty Agreement, dated September 3, 1992, between the Company and Joseph E. Lamborghini (filed as Exhibit 10(u) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).
- 10.4 Royalty Agreement, dated September 3, 1992, between the Company and Rufus V. Smith (filed as Exhibit 10(v) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).
- 10.5 Royalty Agreement, dated September 3, 1992, between the Company and Susan G. Hotkowski (filed as Exhibit 10(x) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).
- 10.6 Royalty Agreement, dated September 3, 1992, between the Company and Christine E. Gunther (filed as Exhibit 10(w) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.7 Royalty Agreement, dated September 3, 1992, between the Company and Robert Wallace (filed as Exhibit 10(y) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.8 Warrant, dated October 20, 1993, to purchase 40,000 shares of Common Stock issued to Mark Fisher (filed as Exhibit 10(vvv) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.9 Warrant, dated January 9, 1995, to purchase 13,333 shares of Common Stock issued to Mark Fisher (filed as Exhibit 10.49 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.10 Warrant, dated January 12, 1995, to purchase 10,000 shares of Common Stock issued to Michael Jesselson and Linda Jesselson Trustees UIT 3/27/84 FOB Samuel Joseph Jesselson (filed as Exhibit 10.51 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.11 Warrant, dated January 12, 1995, to purchase 10,000 shares of Common Stock issued to Michael Jesselson and Linda Jesselson Trustees UIT 3/27/84 FOB Roni Aron Jesselson (filed as Exhibit 10.52 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.12 Warrant, dated January 12, 1995, to purchase 10,000 shares of Common Stock issued to Michael Jesselson and Linda Jesselson Trustees UIT 3/27/84 FOB Jonathan Judah Jesselson (filed as Exhibit 10.53 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.13 Warrant, dated January 12, 1995, to purchase 10,000 shares of Common Stock issued to Michael Jesselson and Linda Jesselson Trustees UIT 3/27/84 FOB Maya Ariel Ruth Jesselson (filed as Exhibit 10.54 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.14 Warrant, dated January 12, 1995, to purchase 13,333 shares of Common Stock issued to Michael Jesselson and Linda Jesselson Trustees UIT 3/27/84 FOB Maya Ariel Ruth Jesselson (filed as Exhibit 10.55 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.15 Non-exclusive License Agreement between the Company and Bell & Howell (filed as Exhibit 10(qaii) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.16 Non-exclusive License Agreement By and Between the Hewlett-Packard Company and the registrant for Envelope Printing Technology dated May 6, 1997 (filed as Exhibit 10.38 to the Company's Annual Report on Form 10-KSB dated July 14, 1998, and incorporated herein by reference).

10.17 Warrant Agreement, dated October 2, 1998, by and between Gunther Partners, LLC and the registrant (filed as Exhibit 99.10 to the registrant's Current Report on Form 8-K dated October 7, 1998 and incorporated herein by this reference).

10.18 Non-Qualified Stock Option Agreement, dated as of October 5, 1998, between Marc I. Perkins and the registrant (filed as Exhibit 10.14 to the registrant's Quarterly Report on Form 10-QSB dated February 12, 1999 and incorporated herein by this reference).

10.19 Gunther International Ltd. Directors' Equity Plan (filed as Appendix A to the registrant's annual meeting proxy statement dated July 29, 1999, as amended on September 12, 2002 and incorporated herein by reference).

10.20 Gunther International Ltd. 2002 Stock Option Plan (filed as Appendix A to the registrant's annual meeting proxy statement dated July 29, 2002 and incorporated herein by reference).

10.21 Building lease between the Company and UNC, Incorporated, dated May 1, 2001 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB dated August 14, 2001 and incorporated herein by reference).

10.22 Letter agreement between the registrant and John K. Carpenter dated June 14, 2002 (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-QSB dated August 13, 2002 and incorporated herein by reference).

10.23 Amended and restated promissory note, dated December 31, 2002, made by the registrant to the order of Robert Spiegel (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-QSB dated February 6, 2003 and incorporated herein by reference).

10.24 Assignment of amended and restated promissory note from Robert Spiegel to Gunther Partners LLC dated January 31, 2003 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-QSB dated February 6, 2003 and incorporated herein by reference).

10.25 Promissory Note, dated May 6, 2003, made by the registrant to the order of Robert Spiegel (filed as Exhibit 10.25 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.26 Assignment and Consent Agreement by and among the registrant, William H. Gunther, Jr., and Gunther Partners LLC, dated May 14, 2003 (filed as Exhibit 10.26 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.27 Assignment and Consent Agreement by and among the registrant, Christine E. Gunther, Jr., and Gunther Partners LLC, dated May 14, 2003 (filed as Exhibit 10.27 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.28 Transfer and assignment of Agreement dated May 14, 2003 between Gunther Partners LLC and the registrant (filed as Exhibit 10.28 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.29 Promissory Note, dated May 14, 2003 made by the registrant to the order of Gunther Partners LLC (filed as Exhibit 10.29 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.30 Assignment and Consent Agreement by and among the registrant, William H. Gunther III and Gunther Partners LLC, dated June 11, 2003 (filed as Exhibit 10.30 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.31 Assignment and Consent Agreement by and among the registrant, Susan G. Hotkowski, and Gunther Partners LLC, dated June 11, 2003 (filed as Exhibit 10.31 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.32 Transfer and assignment of Agreement dated June 11, 2003 between Gunther Partners LLC and the registrant (filed as Exhibit 10.32 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.33 Promissory Note, dated June 11, 2003 made by the registrant to the order of Gunther Partners LLC (filed as Exhibit 10.33 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.34 Extension of Note dated May 6, 2003 made by Robert Spiegel to the registrant (filed as Exhibit 10.34 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.35 Extension of Note dated December 31, 2003 and commitment letter made by Gunther Partners LLC to the registrant (filed as Exhibit 10.35 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.36 Promissory Note dated June 19, 2003 made by the registrant to the order of Robert Spiegel (filed as Exhibit 10.36 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

10.37 Promissory Note dated June 30, 2003 made by the registrant to the order of Gunther Partners LLC (filed as Exhibit 10.37 to the registrant's annual report on Form 10-KSB filed on June 30, 2003, and incorporated herein by reference).

21.1 List of Subsidiaries of the Company (filed as Exhibit 21.1 to the registrant's annual report on Form 10-KSB dated June 29, 2001 and incorporated herein by reference).

24.1 Power of Attorney (Previously filed)

99.1 Certification of Marc I. Perkins, Chief Executive Officer, and John K. Carpenter, Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

B. Reports on Form 8-K.

None.

Item 14. ***Controls and Procedures***

Evaluation of disclosure controls and procedures -

We maintain a system of disclosure controls and procedures designed to provide reasonable assurance that required material information is included in our published financial statements and other disclosures included in this report. Within the 90 day period prior to the date of this report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14 adopted under the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including subsidiaries) that is required to be included in this annual report on Form 10-KSB.

Changes in internal controls -

There have been no significant changes in our internal controls or in other factors which could significantly affect internal controls subsequent to the date that we carried out our evaluation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUNTHER INTERNATIONAL LTD.

By: /s/ JOHN K. CARPENTER

John K. Carpenter
Senior Vice President, Chief Financial Officer and Treasurer (on behalf of the registrant and as Principal Financial and Accounting Officer)

Dated: July 8, 2003

RULE 13a-14 CERTIFICATION

CERTIFICATION

I, Marc I. Perkins, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of Gunther International Ltd.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based upon our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors or persons performing the equivalent functions:

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors which could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 8, 2003

/s/ MARC I. PERKINS

Marc I. Perkins
Chief Executive Officer

RULE 13a-14 CERTIFICATION

CERTIFICATION

I, John K. Carpenter, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of Gunther International Ltd.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based upon our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors or persons performing the equivalent functions:

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors which could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 8, 2003

/s/ JOHN K. CARPENTER

John K. Carpenter
Senior Vice President,
Chief Financial Officer,
Treasurer and Secretary

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INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

Stockholders of Gunther International Ltd.

We have audited the accompanying consolidated balance sheets of Gunther International Ltd. and its subsidiary as of March 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gunther International Ltd. and its subsidiary at March 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Hartford, Connecticut
May 18, 2003, except for the references to the June 19 and 30, 2003 matters in Note 5 as to which the dates are also June 19 and 30, 2003

GUNTHER INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

As of March 31

	2003	2002
Assets		
Current Assets:		
Cash	$ 405,540	$ 1,119,790
Restricted cash	101,862	100,054
Accounts receivable, less allowance	905,450	849,059
Costs and estimated earnings in excess of billings on uncompleted contracts	56,409	776,278
Inventories	2,489,349	1,666,462
Prepaid expenses	163,914	228,265
Total current assets	4,122,524	4,739,908
Equipment and Leasehold Improvements:		
Machinery and equipment	1,403,050	2,230,914
Furniture and fixtures	446,256	505,939
Leasehold improvements	128,494	135,962
	1,977,800	2,872,815
Accumulated depreciation and amortization	(1,248,165)	(1,518,098)
	729,635	1,354,717
Other Assets:		
Goodwill	2,551,429	2,551,429
Other	16,327	30,727
	2,567,756	2,582,156
	$ 7,419,915	$ 8,676,781
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current maturities of long-term debt — other	$ 31,264	$ 27,842
Accounts payable	1,508,965	1,977,539
Accrued expenses	1,124,337	1,188,462
Billings in excess of costs and estimated earnings on uncompleted contracts	195,027	515,903
Deferred service contract revenue	2,342,455	1,888,830
Total current liabilities	5,202,048	5,598,576
Long-term debt:		
Related party	1,100,000	—
Other, less current maturities	30,110	62,078
	1,130,110	62,078
Total liabilities	6,332,158	5,660,654
Commitments and contingencies (Note 8)		
Stockholders' Equity:		
Preferred Stock, $.001 par value: 500,000 shares authorized; none issued	—	—
Common Stock, $.001 par value: 32,000,000 shares authorized; 20,347,997 shares issued at March 31, 2003 and 20,291,769 shares issued at March 31 2002, including shares held in treasury	20,348	20,292
Treasury stock, at cost (919,569 shares)	(137,935)	(137,935)
Additional paid-in capital	20,067,563	20,005,119
Accumulated deficit	(18,862,219)	(16,871,349)
Total Stockholders' Equity	1,087,757	3,016,127
	$ 7,419,915	$ 8,676,781

See accompanying notes.

GUNTHER INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended March 31,

	2003	2002
Sales:		
Systems	$ 7,978,453	$ 8,406,377
Maintenance	11,315,657	11,166,347
Supplies	2,907,585	1,375,886
Total sales	22,201,695	20,948,610
Cost of sales:		
Systems	6,884,554	7,419,937
Maintenance	7,727,735	7,906,354
Supplies	2,432,722	1,089,614
Total cost of sales	17,045,011	16,415,905
Gross profit	5,156,684	4,532,705
Operating expenses:		
Selling and administrative	5,675,887	5,521,234
Research and development	1,590,414	1,389,544
Total operating expenses	7,266,301	6,910,778
Operating loss	(2,109,617)	(2,378,073)
Interest expense, net	(71,253)	(456,469)
Litigation settlement, net	190,000	—
Loss before extraordinary items	(1,990,870)	(2,834,542)
Gain on extinguishment of debt	—	1,410,868
Net loss	$(1,990,870)	$(1,423,674)
Loss per share:		
Loss before extraordinary item	$ (0.10)	$ (0.30)
Extraordinary item	—	0.15
Net loss	$ (0.10)	$ (0.15)
Weighted average number of common shares outstanding	19,390,356	9,318,579

See accompanying notes.

GUNTHER INTERNATIONAL LTD.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended March 31, 2003 and 2002

	Common Stock $.001 Par Value		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance, March 31, 2001:							
As reported	4,291,769	$ 4,292	—	$ —	$12,188,556	$(15,447,675)	$(3,254,827)
Adjustment					85,000		85,000
As restated	4,291,769	4,292	—	—	12,273,556	(15,447,675)	(3,169,827)
Sale of Common Stock	16,000,000	16,000	—	—	7,741,033	—	7,757,033
Purchase of Treasury Stock	—	—	(919,569)	(137,935)	—	—	(137,935)
Discharge of Related Party Debt	—	—	—	—	(64,470)	—	(64,470)
Directors' Equity Plan					55,000		55,000
Net Loss	—	—	—	—	—	(1,423,674)	(1,423,674)
Balance, March 31, 2002	20,291,769	20,292	(919,569)	(137,935)	20,005,119	(16,871,349)	3,016,127
Issuance of Common Stock	56,228	56	—	—	(56)	—	—
Directors' Equity Plan					62,500		62,500
Net Loss	—	—	—	—	—	(1,990,870)	(1,990,870)
Balance, March 31, 2003	20,347,997	$20,348	(919,569)	$(137,935)	$20,067,563	$(18,862,219)	$ 1,087,757

GUNTHER INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended March 31,

	2003	2002
Operating activities:		
Net loss	$(1,990,870)	$(1,423,674)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation and amortization	593,060	607,380
Provision for doubtful accounts	43,170	49,196
Interest accrued on related party debt	—	42,456
Directors' compensation	62,500	55,000
Gain on extinguishment of debt	—	(1,410,868)
Loss on disposal of equipment	2,598	32,787
Changes in operating assets and liabilities:		
Accounts receivable	(99,561)	1,104,143
Inventories	(690,887)	270,076
Prepaid expenses	64,351	26,287
Accounts payable	(468,574)	(462,898)
Accrued expenses	(64,125)	(234,503)
Deferred service contract revenue	453,625	106,364
Billings, costs and estimated earnings on uncompleted contracts — net	398,993	15,608
Net cash used for operating activities	(1,695,720)	(1,222,646)
Investing activities:		
Acquisitions of equipment and leasehold improvements	(88,176)	(540,994)
Net cash used for investing activities	(88,176)	(540,994)
Financing activities:		
Repayment of notes payable and long-term debt	(128,546)	(5,695,007)
Proceeds from notes payable and long-term debt	1,200,000	300,000
Proceeds from sale of Common Stock	—	7,757,033
Purchase of Treasury Stock	—	(137,935)
Transfer to restricted cash	(1,808)	(100,054)
Net cash provided by financing activities	1,069,646	2,124,037
Change in cash	(714,250)	360,397
Cash, beginning of year	1,119,790	759,393
Cash, end of year	$ 405,540	$ 1,119,790
Supplemental Cash Flow Information:		
Cash paid for interest	$ 10,211	$ 394,428
Cash paid for income taxes	$ —	$ 27,028
Supplemental Disclosure of Non-Cash Investing Activities:		
Property and equipment acquired for notes payable	$ —	$ 35,831

See accompanying notes.

GUNTHER INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003 AND 2002

1. Business:

Gunther International Ltd. and its subsidiary (the "Company") operate as a single business segment. The Company designs, develops, assembles, markets and services high speed systems that automatically assemble printed documents, fold, staple or bind the documents and insert completed documents into appropriate envelopes for mailing or other distribution. These products are dependent upon proprietary technology and require specially skilled engineers and technicians to design, enhance and produce them to meet customer needs. The Company was incorporated in Delaware in 1978 and currently operates from leased facilities located in Norwich, Connecticut.

2. Accounting Policies:

Principles of consolidation -

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, inc.jet, Inc. All intercompany activity has been eliminated from the consolidated financial statements.

Revenue recognition and accounts receivable -

The Company recognizes revenues under sales contracts for its high-speed assembly equipment using the percentage-of-completion method based on the ratio of incurred costs to total estimated costs. Related accounts receivable are recognized as billings are rendered under the terms of the sales contract. Changes in estimated earnings are recognized in the period determined. Sales and related accounts receivable of inc.jet Imagers and consumables are recognized when the products are delivered and the customer takes ownership. Accounts receivable for service contracts are recognized when billed and related revenue is recognized over the term of the contract; amounts applicable to future periods are deferred.

The Company makes allowances for credit losses ($125,308 at March 31, 2003 and $83,356 at March 31, 2002). In connection therewith, the Company evaluates the collectability of accounts receivable on an ongoing basis based on an assessment of the customers' current financial condition, general economic conditions and past experience. The Company ages its accounts receivable based on the date of the related invoice. As of March 31, 2003, accounts receivable of less than $1,000 were 90 days past due; $213,000 as of March 31, 2002.

Inventories -

Inventories, consisting primarily of purchased parts used in the assembly and repair of the Company's products, are stated at the lower of cost, determined by the first-in, first-out method, or market. During fiscal year 2003, the Company was able to obtain for a nominal cost and use certain spare parts previously sold to customers. As a result, maintenance cost of sales was about $705,000 lower for the fiscal year ended March 31, 2003 than it otherwise would have been.

Equipment and leasehold improvements -

Equipment and leasehold improvements are stated at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the respective assets as follows: machinery and equipment — 3 to 7 years; and furniture and fixtures — 7 years. Amortization of leasehold improvements is computed over the useful life of the improvement or lease term, whichever is shorter. Amortization of production tooling is computed using the straight-line method over the useful life of the product that the tooling was designed to produce. Fully depreciated assets no longer used in operations are written off.

Depreciation of equipment and amortization of leasehold improvements was $579,000 and $593,000 in fiscal 2003 and 2002, respectively.

Goodwill and other intangible assets -

Effective April 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). Under FAS 142, goodwill is no longer amortized, but instead tested at least annually for impairment or whenever indicators of impairment are identified. The Company applies a fair value based test for purposes of performing the impairment analysis. Through March 31, 2003, there have been no impairment losses. Other intangible assets with definitive useful lives continue to be amortized over those lives. The Company does not have significant amounts of other intangible assets.

Shipping and handling costs -

Expenses associated with shipping and handling are included in cost of sales in the accompanying statements of operations.

Research and development -

Expenses associated with research and development activities are expensed as incurred.

Product warranty -

The Company provides a warranty on each high-speed system for a period of 90 days after installation. Product warranty expense was not significant for either fiscal 2003 or 2002.

Deferred income taxes -

Deferred income taxes are provided on temporary differences between the financial statement and income tax basis of assets and liabilities and on net operating loss and research and development tax credit carryforwards using enacted tax rates in effect in the years in which differences are expected to reverse. A valuation allowance is recorded for the amount of deferred income tax assets for which realization is not likely (see Note 6).

Stock- based compensation -

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations to recognize compensation expense under its stock option plan. As such, no expense is recognized if, at the date of grant, the exercise price of the option is at least equal to the fair market value of the Company's Common Stock. No compensation expense was recognized in fiscal 2003 or 2002.

Pro forma information required by FAS 123, *Accounting for Stock-Based Compensation*, as if the Company had applied fair value recognition provisions follows:

	2003	2002
Net loss as reported	$(1,990,870)	$(1,423,674)
Stock-based compensation expense based on fair value	68,724	170,326
Pro forma net loss	$(2,059,594)	$(1,594,000)
Net loss per share — as reported	$ (0.10)	$ (0.15)
Net loss per share — pro forma	$ (0.11)	$ (0.17)

Fair value was estimated using a Black-Scholes option-pricing model. In both years the weighted-average risk-free interest rate was 3% and the weighted-average expected life assumption was five years. The volatility factor was 153% for 2003 and 107% for 2002. There was no dividend yield for either year.

Royalty expense -

The Company has royalty agreements with Connecticut Innovations, Inc. and with certain stockholders (see Note 8). Royalties due under these agreements are expensed as incurred.

Loss per share -

Common stock equivalents consist of options and warrants and were not used to compute the loss per share because their effect was anti-dilutive.

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restatement and reclassifications -

Additional paid-in capital has been restated from the amounts previously reported for directors' compensation accrued in fiscal 2002 of $55,000 and in prior fiscal years of $85,000 and included in accrued expenses. Also, certain fiscal 2002 amounts previously reported have been reclassified to conform to the fiscal 2003 presentation. In addition, a "series W" system, with a carrying value of $132,000 that was included in machinery and equipment at March 31, 2002 was reclassified to inventories as of June 30, 2002 to reflect its intended purpose.

3. Inventories:

	2003	2002
Raw materials	$1,880,070	$1,268,016
Work-in-process	253,588	366,722
Finished goods	642,428	410,442
	2,776,086	2,045,180
Valuation allowance	(286,737)	(378,718)
	$2,489,349	$1,666,462

4. Costs and Estimated Earnings on Uncompleted Contracts:

The following schedule reflects the costs incurred, estimated earnings and billings to date on uncompleted contracts:

	2003	2002
Costs incurred	$ 750,741	$ 1,275,902
Estimated earnings	17,361	270,604
	768,102	1,546,506
Billings to date	(906,720)	(1,286,131)
	$(138,618)	$ 260,375

Included in the accompanying balance sheets under the following captions:

	2003	2002
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 56,409	$ 776,278
Billings in excess of costs and estimated earnings on uncompleted contracts	(195,027)	(515,903)
	$ (138,618)	$ 260,375

5. Long-term debt and recapitalization:

Long-term debt consists of:

	2003	2002
Note payable to related party — Gunther Partners LLC	$1,100,000	$ —
Other	61,374	89,920
	1,161,374	89,920
Current maturities of long-term debt — other	(31,264)	(27,842)
	$1,130,110	$ 62,078

On July 3, August 7, September 26 and November 19, 2002 the Company borrowed $700,000, $100,000, $200,000 and $200,000, respectively, from Mr. Robert Spiegel, a shareholder and member of the Board of Directors. These borrowings were evidenced by 8% notes that were due on or before December 31, 2002. The Company repaid the $100,000 note on October 10, 2002. Prior to December 31, 2002, the Company consolidated the remaining notes aggregating $1,100,000 into a single note with interest at 8% and a due date of December 31, 2003. On January 31, 2003, Mr. Spiegel assigned this note to Gunther Partners LLC, a stockholder. Effective June 19, 2003, Gunther Partners LLC extended the maturity date of this note, so it is currently due and payable on demand at any time on or after April 1, 2004, and committed to lend the Company an additional $1,000,000, if necessary, through March 31, 2004. On May 6, 2003, Mr. Spiegel loaned the Company an additional $500,000 under an 8% note due December 31, 2003. Effective June 19, 2003, Mr. Spiegel agreed to extend the maturity date of the note, so it is currently due and payable on demand at any time on or after April 1, 2004. On June 19, 2003, Mr. Spiegel loaned the Company an additional $200,000 under an 8% note due and payable on demand at any time on or after April 1, 2004. On June 30, 2003, Gunther Partners LLC loaned the Company $2,000,000 under an 8% note due and payable on demand at any time on or after April 1, 2004.

In November 2001, the Company consummated a rights offering (the "Rights Offering"), pursuant to which the Company issued 16,000,000 shares of its Common Stock to its existing stockholders by subscription right on a pro-rata basis at $0.50 per share. The net proceeds of the Rights Offering were used to repay in full notes payable to Gunther Partners LLC ($4.5 million) and to a stockholder and director ($500,000) and to purchase from Gunther Partners LLC for an aggregate of $637,935, 919,568 shares of the Company's Common Stock and $1.9 million of notes payable previously held by the Estate of Harold S. Geneen. Gunther Partners had acquired these shares and notes payable on behalf of the Company in July 2001 for $137,935 and $500,000, respectively. In connection with these transactions, the Company recognized an extraordinary gain of $1.4 million on the extinguishment of debt.

As of March 31, 2003, aggregate annual maturities of long-term debt are:

	Amount
2004	$ 31,264
2005	1,125,504
2006	3,351
2007	1,255
	$1,161,374

6. Deferred Income Taxes:

Significant components of deferred income tax assets (liabilities) are:

	2003	2002
Equipment and leasehold improvements	$ (85,894)	$ (69,906)
Accrued expenses	131,133	225,070
Inventories	165,961	187,581
Allowance for doubtful accounts	48,870	31,653
Research and development	241,179	378,914
Net operating loss carryforwards	2,048,437	885,080
Net total deferred income tax asset	2,549,686	1,638,392
Valuation allowance	(2,549,686)	(1,638,392)
Net deferred income taxes	$ —	$ —

At March 31, 2003, the Company has federal and state net operating loss (NOL) carryforwards of $5.7 million and $3.6 million, respectively, which are scheduled to expire in varying amounts from 2003 to 2023. In connection with a change in control during 2002, resulting from the consummation of the Rights Offering, the annual amount of NOL carryforward attributable to the period prior to the change in control that may be used in any given year is limited. The federal NOL of $5.7 million includes losses of $2.1 million prior to the change in control and $3.6 million of losses after the change in control. The valuation allowance at March 31, 2001 was $4.4 million.

7. Warrants, Common Stock Purchase Options and Capital Stock:

In connection with the October 1998 financial restructuring involving Gunther Partners LLC, the Company granted Gunther Partners LLC a warrant to purchase up to 35% of the pro forma, fully diluted number of shares of the Company's Common Stock, determined as of the date of exercise, at any time through November 2003 at an exercise price of $1.50 a share (2,183,928 shares at March 31, 2003). The Rights Offering had no effect on the number of shares of the Company's Common Stock into which the warrants are exercisable. In November 2000, the Company agreed to extend the expiration date of the warrant by one calendar day for each calendar day from and after April 1, 2001 that any principal or interest owed under the Stockholder and Director debt remains unpaid. The new expiration date is May 29, 2004. In addition, at March 31, 2002, warrants were outstanding to purchase 106,666 shares of the Company's Common Stock for $4.00 a share. These warrants expire in October 2003.

The Company has two stock option plans: the Gunther International Ltd. 1993 Stock Option Plan (which expires in October, 2003) and the 2002 Gunther International Ltd. Stock Option Plan. The Executive Compensation/Stock Option Committee of the Board of Directors determines the prices and terms at which options may be granted. Options vest over periods ranging from three to five years and may be exercisable up to ten years from the date of grant.

A summary of stock option activity follows:

	2003		2002	
Outstanding, beginning of year	589,500	$ 1.36	322,500	$ 1.79
Granted	70,000	$ 0.27	282,500	$ 0.55
Cancelled	(82,000)	$(1.08)	(15,500)	$(4.67)
Outstanding, end of year	577,500	$ 1.10	589,500	$ 1.36
Exercisable, March 31, 2003	292,900	$ 1.61	255,100	$ 1.71
Weighted Average fair value	$ 0.19		$ 0.43	

At March 31, 2003, exercise prices ranged from $0.27 to $3.22 and the weighted average remaining contractual life was 6 years. Also, at March 31, 2003, 383,000 options were available for future grants.

The Company also has a directors' equity plan (the Equity Plan). Under the Equity Plan, the Company grants shares of its Common Stock with an aggregate fair value equal to each director's customary quarterly retainer for services of $2,500. The issuance of such shares may be deferred at the election of the director. In fiscal 2003 and 2002, 234,250 and 97,550 shares were granted with an aggregate fair value of $62,500 and $50,000. In fiscal 2003, as a result of the resignations of certain directors, 56,228 shares were issued by the Company under the plan. Through March 31, 2003, an aggregate of 395,235 shares have been granted with 339,007 deferred.

In conjunction with the Rights Offering, the Company increased its authorized shares to 32,500,000 shares of capital stock consisting of 32,000,000 shares of Common Stock and 500,000 shares of Preferred Stock, each with a par value of $.001 a share. The Board of Directors is authorized to determine the powers, preferences, rights and restrictions of the Preferred Stock. At March 31, 2003 and 2002, there were no issued and outstanding shares of Preferred Stock. At March 31, 2003, 3,645,829 shares of the Company's Common Stock were reserved for future issuance.

8. Commitments and Contingencies:

Development Agreement -

The Company had a development agreement with Connecticut Innovations, Inc. ("CII"), which required the Company to pay CII a royalty equal to .67% (sixty-seven hundredths of a percent) of all systems sales through December 31, 2002. Total royalty expense under this agreement was $131,250 and $137,500 for fiscal 2003 and 2002, respectively. CII has a continuing security interest in all of the Company's patents, trademarks and other assets as collateral until such time as the remaining accrued royalty obligations are paid. Title to these assets will then be transferred back to the Company.

Leases -

The Company leases its office and manufacturing facility under an operating lease that provides for monthly rental of $23,917 through April 2006. Under this agreement, the Company is responsible for all operating costs, real estate taxes and maintenance. The Company also leases certain office equipment under operating lease agreements. Lease expense for fiscal 2003 and 2002 was approximately $336,000 and $380,000, respectively.

As of March 31, 2003, future minimum payments for non-cancelable operating leases follow:

Fiscal year ending March 31,	Amount
2004	$309,912
2005	309,463
2006	309,463
2007	46,380
2008	16,847
	$992,065

Other commitments -

The Company has entered into royalty agreements with seven founding stockholders pursuant to which the Company is obligated to pay an amount equal to 1% of all the Company's sales (as defined). An additional royalty of .5% will be paid on all the Company's sales provided that the payment of additional royalties does not reduce the Company's after-tax profits below 9% of sales for the period. The Company's obligations under these agreements terminate upon the payment of royalties aggregating $12,000,000. For fiscal 2003 and 2002, royalties expensed under this agreement were $222,000 and $209,000, respectively. Total royalties expensed under this agreement were $1,685,000 through March 31, 2003.

Subsequent to March 31, 2003, Gunther Partners LLC reached agreements with four of the founding stockholders (holding an aggregate interest in the royalties equal to approximately 67.3334% of the total royalty obligation) to purchase their future interest in the royalties for $571,377. These agreements are effective with the fiscal 2003 royalty payments. In turn, Gunther Partners LLC has transferred and assigned the rights to the acquired royalties to the Company in exchange for promissory notes in the aggregate amount of $571,377 (the aggregate amount paid by Gunther Partners to acquire the royalties) bearing interest at 8% with principal and interest repayments equivalent to the amounts that would have been due and payable under the cancelled royalty agreements. After giving effect to the above transactions relating to Gunther Partners LLC and the founding stockholders, the maximum remaining royalty that may be required to be paid to the remaining three founding stockholders for royalties is $3,400,000.

The Company had an agreement related to the development and use of certain ink jet technology. The agreement required the Company to pay royalties of 1% of inkjet sales up to a maximum of $5,000,000 through March 31, 2008. In fiscal 2002, the Company paid $75,000 to satisfy all past and future obligations under the agreement.

Contingencies -

The Company is a party to various other legal proceedings arising in the ordinary course of business which management believes will not have a material adverse effect on the Company's financial position, operating results or cash flows.

As a plaintiff, the Company settled certain litigation in 2003 realizing income of $190,000, net of related expenses.

9. Employee Benefit Plans:

The Company has a defined contribution benefit plan (the "Plan") covering substantially all employees. The Plan is intended to comply with Section 401(k) of the Internal Revenue Code. Each year eligible participants may elect to make salary reduction contributions on their behalf up to a maximum of the lesser of 15% of compensation or the annual maximum established by the Internal Revenue Service. Participants may also make voluntary after-tax contributions to the Plan. The Company does not make contributions to the Plan but does pay certain expenses of the Plan which are not material.

10. Significant Customers and Business Concentration:

Due to the nature of the Company's products, a significant portion of the Company's revenues in all periods is generally derived from a few customers. The majority of the Company's customers are property and casualty insurance companies. During fiscal 2003, sales to one customer were 14% of sales, in fiscal 2002 sales to one customer were 21% of sales. No other customers accounted for more than 10% of sales in either year.

11. Fair Value of Financial Instruments:

The carrying value of financial instruments (accounts receivable, accounts payable and debt) as of March 31, 2003 and 2002 approximate fair value. Fair value was based on cash flows and current market conditions.

12. Liquidity:

For fiscal 2003, the Company incurred a net loss of $2.0 million and used cash of $1.7 million in operating activities. At March 31, 2003, the Company had a deficiency in working capital of $2.2 million. Subsequent to March 31, 2003, the Company received orders for machines aggregating $1.4 million. In addition, the Company has planned spending reductions in fiscal 2004. Further, as referred to in Note 5 above, effective June 19, 2003, Gunther Partners LLC committed to lend the Company an additional $1.0 million, if necessary, through March 31, 2004. Also, as referred to in Note 5, subsequent to March 31, 2003, Mr. Spiegel loaned the Company $700,000 that is due and payable on demand on or after April 1, 2004. On June 30, 2003, Gunther Partners LLC loaned the Company $2,000,000 under an 8% note due and payable at any time on or after April 1, 2004. As a result, the Company believes it has sufficient sources of liquidity to enable it to fund its obligations as they become due in the ordinary course of business through March 31, 2004.

Exhibit 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Gunther International Ltd. (the "Company") on Form 10-KSB/A for the period ending March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc I. Perkins, Chief Executive Officer of the Company, and, I, John K. Carpenter, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief that:

1. The Report fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ MARC I. PERKINS

Marc I. Perkins
Chief Executive Officer

July 8, 2003

/s/ JOHN K. CARPENTER

John K. Carpenter
Chief Financial Officer

July 8, 2003

A signed original of this certification has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-KSB solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-KSB or as a separate disclosure document.

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GUNTHER INTERNATIONAL LTD.
CORPORATE INFORMATION

BOARD OF DIRECTORS

ROBERT SPIEGEL, CHAIRMAN
Private Investor

JAMES A. COTTER, JR.
Managing Member
Capital Market Investment LLC

EDWARD F. HACKER
Practicing CPA and President
Hacker Johnson & Smith, a CPA firm

J. KENNETH HICKMAN*
Independent Consultant

STEVEN S. KIRKPATRICK
Vice President
U.S. Trust Company of New York

MARC I. PERKINS
President and Chief Executive Officer,
Gunther International Ltd.

THOMAS M. STEINBERG
President
Tisch Family Interests

CORPORATE OFFICERS

MARC I. PERKINS
President and Chief Executive Officer

JOHN K. CARPENTER
Senior Vice President, Chief Financial Officer, Treasurer and Secretary

DOUGLAS W. COWLES
Senior Vice President, Mailing Systems

A. EVAN HAAG
Senior Vice President, Operations

PER J. HELLSUND
President, inc.jet Inc

THEODORE J. LANGEVIN
Senior Vice President, Design and Manufacturing

NICOLAS D. VIENS
Vice President, Service

FIELD SALES OFFICES

Lithonia, Georgia
Roswell, Georgia
Olathe, Kansas
Philadelphia, Pennsylvania
Camano Island, Washington

COMMON STOCK

OTC-Bulletin Board
Symbol: **SORT**

INDEPENDENT AUDITORS

Ernst & Young LLP
225 Asylum Street
Hartford, Connecticut 06103

TRANSFER AGENT

American Stock Transfer and Trust Co.
40 Wall Street
New York, New York 10005

LEGAL COUNSEL

Murtha Cullina LLP
185 Asylum Street
Hartford, Connecticut 06103

*Mr. Hickman will be retiring from the Gunther International Board of Directors on September 18, 2003. The Board and management of the Company wishes to thank him for his many years of dedicated service.

Gunther

The Knowledge Leader in Intelligent Mail Solutions

Gunther International, Ltd.
One Winnenden Road
Norwich, Connecticut 06360

Phone: (800) 864-1490
Fax: (860) 886-0135
Website: www.guntherintl.com
E-mail: sales@guntherintl.com